REGISTRATION STATEMENT
AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GENERAL DEVICES, INC.
(Name of Small Business Issuer in Its Charter)

Delaware	3590	21-0661726
(State or other Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

153 Greenwood Avenue
Bethel, Connecticut 06801
(203) 798-1080
(Address and Telephone Number of Principal Executive Offices
and Principal Place of Business)

Damien R. Tanaka
President and Chief Executive Officer
153 Greenwood Avenue
Bethel, Connecticut 06801
(203) 798-1080
(Name, Address and Telephone Number of Agent For Service)

Copies to:
James R. Rae, Esq.
Stairs Dillenbeck Finley
330 Madison Avenue
New York, New York 10017
(212) 697-2700

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box:

The registrant shall amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, $.0001 par value	20,422,198 shs.	$0.75	$15,316,648	$1,638.88
Common Stock, $.0001 par value(3)	16,075,393 shs.	$0.75	$12,056,544	$1,290.05
Common Stock, $.0001 par value(4)	6,263,702 shs.	$0.75	$4,697,777	$502.66
Common Stock, $.0001 par value(5)	15,780,160 shs.	$0.75	$11,835,128	$1,266.36
Common Stock, $0.0001 par value(6)	2,204,386 shs.	$0.75	$1,653,290	$176.90
Common Stock, $0.0001 par value(7)	6,263,699 shs.	$0.75	$4,697,774	$502.66
Common Stock, $0.0001 par value(8)	15,780,160 shs.	$0.75	$11,835,120	$1,266.36
Total	82,789,698 shs.		$62,092,273	$6,643.87

(1)	In addition to the shares of Common Stock set forth herein, the Registrant will also be registering its 6,263,700.97 outstanding Series A Preferred Warrants and its 15,780,160 outstanding Series B Preferred Warrants issued to certain investors covering 22,043,859 shares of Common Stock issuable upon the exercise of such warrants. The fees payable with respect to these securities are covered by those paid on the shares of Common Stock referenced in footnotes (7) and (8) below.

(2)	Estimated solely for the purpose of computing amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the last sale reported of Registrant's Common Stock on the OTC Bulletin Board on March 17, 2006.

(3)	Registration fee for shares of Common Stock underlying warrants issued to certain investors and options granted to employees of Registrant and its subsidiary, Aduromed. In accordance with Rule 457(g), the registration fee for these shares is calculated upon a price which represents the highest of (i) the price at which the warrants or options may be exercised; (ii) the offering price of securities of the same class included in this registration statement; or (iii) the price of securities of the same class, as determined pursuant to Rule 457(c).

(4)	Registration fee for shares of Common Stock reserved for issuance upon conversion of all Registrant's outstanding Series A Preferred ($0.0001 par value), based upon the last reported sale of Registrant's Common Stock on the OTC Bulletin Board on March 17, 2006 pursuant to Rule 457(c).

(5)	Registration fee for shares of Common Stock reserved for issuance upon conversion of all Registrant's outstanding Series B Preferred ($0.0001 par value), based upon the last reported sale of Registrant's Common Stock on the OTC Bulletin Board on March 17, 2006 pursuant to Rule 457(c).

(6)	Registration fee for shares of Common Stock underlying Placement Agent's Warrants for which fee is determined pursuant to Rule 457(g).

(7)	Registration fee for shares of Common Stock underlying Registrant's 6,263,700.97 Series A Preferred Warrants for which fee is determined pursuant to Rule 457(g).

(8)	Registration fee for shares of Common Stock underlying Registrant's 15,780,160 Series B Preferred Warrants for which fee is determined pursuant to Rule 457(g).

Pursuant to Rule 416 of the Securities Act of 1933, there are also being registered hereunder such additional securities as may be issued to the selling security holders because of future dividends, stock distributions, stock splits or similar capital adjustments.

PROSPECTUS

Subject to Completion, Dated March 24, 2006

GENERAL DEVICES, INC.

This Prospectus relates to the resale by selling stockholders listed elsewhere in this Prospectus of 82,789,698 shares of the Common Stock (par value $0.0001 per share) of General Devices, Inc. (‘‘GDI’’ or the ‘‘Company’’). The selling stockholders may sell their shares from time to time at the prevailing market price or in negotiated transactions. Of these shares offered:

•	20,422,198 shares are presently issued and outstanding;

•	5,597,619 shares are issuable upon exercise of warrants issued to certain former investors in the Company’s subsidiary, Aduromed Corporation;

•	10,477,774 shares are issuable upon exercise of options granted to employees of the Company’s subsidiary Aduromed Corporation;

•	44,087,721 shares are issuable consisting of: (i) 6,263,702 shares to be issued upon conversion of the Company’s outstanding Series A Preferred Stock, (ii) 15,780,160 shares to be issued upon conversion of the Series B Preferred Stock, and (iii) 22,043,859 shares to be issued upon exercise of Series A and Series B warrants;

•	2,204,386 shares are issuable upon exercise of the Company’s Placement Agent's Warrants.

This Prospectus also relates to the resale by selling holders listed elsewhere in this Prospectus of the following additional securities of the Company:

•	6,263,700.97 Series A Preferred Warrants of the Company exercisable for the purchase of 6,263,699 shares of its Common Stock; and

•	15,780,160 Series B Preferred Warrants exercisable for the purchase of 15,780,160 shares of its Common Stock.

For information as to the terms of the Company’s Series A and Series B Preferred Stock and its Series A and Series B Preferred Warrants see ‘‘DESCRIPTION OF SECURITIES’’ on page    below.

AN INVESTMENT IN ANY OF THE SECURITIES TO WHICH THIS PROSPECTUS RELATES INCLUDES A HIGH DEGREE OF RISK. SEE ‘‘RISK FACTORS’’ BEGINNING ON PAGE  . IN DECIDING TO INVEST IN ANY OF THESE SECURITIES OR TO EXERCISE ANY OF THE COMPANY'S OPTIONS OR WARRANTS TO PURCHASE SHARES OF COMMON STOCK TO WHICH THIS REGISTRATION STATEMENT RELATES, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THIS INFORMATION.

The Company will not receive any proceeds from the sale of the shares by the selling security holders. However, it will receive proceeds in the amount of $12,803,709.13 assuming the exercise of all of the warrants and options held by the selling holders, subject to certain of the warrants being exercised under a ‘‘cashless exercise’’ right.

The Company’s Common Stock is traded on the over-the-counter electronic bulletin board. Its trading symbol is GDVC. On March 17, 2006, the last bid price as reported was $0.75.

The selling security holders, and any participating broker-dealers may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling security holders have informed registrant that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their securities.

Brokers or dealers effecting transaction in the securities should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of our exemption from registration.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.ONLY RESIDENTS OF STATES IN WHICH WE HAVE QUALIFIED THE WARRANTS AND THE UNDERLYING SHARES OF COMMON STOCK MAY EXERCISE THEIR WARRANTS OR PURCHASE OUR COMMON STOCK OR WARRANTS UNDER THIS PROSPECTUS. WHEN YOU EXERCISE THE WARRANTS, YOU WILL HAVE TO PROVIDE US INFORMATION AS TO YOUR STATE OF RESIDENCE. WE MAKE SEEK QUALIFICATION FROM TIME-TO TIME IN OTHER STATES. YOU MAY CALL THE COMPANY AT 203-798-1080, TO DETERMINE WHETHER OR NOT YOUR STATE OR RESIDENCE HAS BEEN INCLUDED.

[        , 2006]

GDI has not authorized anyone to give any information or make any representation about the offering that differs from, or adds to, the information in this Prospectus or the documents that are publicly filed with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it. The delivery of this Prospectus does not mean that there have not been any changes in GDI’s condition since the date of this Prospectus. If you are in a jurisdiction where it is unlawful to offer to purchase or exercise the securities offered by this Prospectus, or if you are a person to whom it is unlawful to direct such activities, then the offer presented by this Prospectus does not extend to you. This Prospectus speaks only as of its date except where it indicates that other dates apply. The information in this Prospectus may not be complete and may be changed. The holders may not exercise these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to purchase or exercise securities and it is not soliciting an offer to purchase or exercise these securities in any state where the purchase or exercise is not permitted.

Unless otherwise specified or the context otherwise requires, references in this Prospectus to ‘‘GDI’’, ‘‘we,’’ ‘‘our’’ and ‘‘us’’ or the ‘‘Company’’ refer to GDI and its wholly-owned subsidiary, Aduromed Corporation, on a consolidated basis. Aduromed Corporation is sometimes referred to separately in this Prospectus as ‘‘Aduromed’’.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this Prospectus. This summary does not contain all the information that a person should consider before investing in the Company’s securities. A potential investor should carefully read the entire Prospectus, including ‘‘Risk Factors’’ and the Consolidated Financial Statements, before making an investment decision.

The Company

Background

GDI is engaged in the business of providing solutions for managing the on site disposal of medical waste to owners and operators of hospitals that incorporate the design, installation and servicing of turnkey systems to treat infectious, regulated medical waste (‘‘RMW’’). These operations are carried on through its wholly-owned subsidiary, Aduromed (the ‘‘Aduromed Business’’).

The principal business offices of both GDI and Aduromed are located at 153 Greenwood Avenue, Bethel, Connecticut 06801, and their telephone number at that address is (203) 798-1080.

History

The Company was organized as a New Jersey corporation in 1953. It had been engaged in the business of providing contract technical services and executive recruiting. In 1990 it sold most of that business to third parties and downsized its operations. In 1993 it became inactive, and in 1996 filed a Petition for Reorganization under Chapter 11 of the Federal Bankruptcy Code. A final decree confirming the Company’s reorganization plan was confirmed in 1997. In 1999 three investors acquired a controlling interest in GDI with the objective of maximizing shareholder value through its acquisition of an operating business. In September, 2000 the Company was reorganized as a Delaware corporation.

On October 18, 2005 the three investors sold their controlling interest in GDI to Halter Capital Corporation (‘‘HCC’’), a Texas corporation, in exchange for a cash payment of $198,199.47.

On January 23, 2006, GDI acquired Aduromed in a ‘‘reverse merger’’ transaction (the ‘‘Merger’’) whereby a special purpose subsidiary of GDI was merged into Aduromed and the outstanding equity of Aduromed was converted into equity in GDI. Aduromed thereupon became the wholly-owned subsidiary of GDI, and GDI became a holding company.

During the past three years, until the consummation of the Merger, GDI had no material assets.

Aduromed was formed in 1997 as a Connecticut limited liability company by Mr. Damien R. Tanaka and two investors/members under the name ‘‘Automated Process LLC.’’ In September, 2002, (i) the two investors/members withdrew from active participation in the business, (ii) Aduromed was reorganized as a Delaware corporation, changing its name to ‘‘Aduromed Corporation’’, and (iii) several third parties invested funds in Aduromed to become minority shareholders, warrant holders and creditors.

Products and Services of the Company following Merger with Aduromed

The principal product of the Company is its Aduromed MedClean™ system for in situ treatment and disposal of RMW. The system employs an autoclave vessel to sterilize the waste. A shredding device converts the sterilized waste into a non-recognizable, confetti-like material. A control panel with proprietary software automatically integrates and bundles all operating and data recording functions necessary to comply with regulatory requirements for the conversion and disposal of RMW — including real time off-site monitoring of the system’s functions at centralized locations. The MedClean™ system facilitates transportation of the RMW from its source to municipal solid waste compacting dumpsters without interaction of RMW by any personnel.

The control panel (the ‘‘AutoTouch™ Control Station’’) is designed to (i) prevent any deviation from the step-by-step processing of the waste, (ii) require insertion of codes by operators to access the system and (iii) monitor and record, on a real time basis, and govern the various aspects of the system's processes, including the proper weight of load during each cycle and the calculation and employment of the proper sterilization parameters of weight, pressure, temperature and time. The ability to short-cut or over-ride any of the steps in the waste conversion process is circumscribed by features incorporated within the control panel and its software.

Operation of the system through the control panel is made simple by prescribing each step to be taken (once the operator enters the appropriate codes to open up the control screen) and proscribing the ability of an operator to short-cut the required steps and procedures. Relatively little instruction is required of the operator. A tutorial is offered by the software through the control panel, and an operator can be fully-trained within a few hours. The AutoTouch™ Control Station can communicate in multiple languages, including English and Spanish.

The AutoTouch™ software system permits Aduromed to monitor from a centralized location, the frequency of operations and loads on each system, thereby enabling it to oversee proper operation of each system, and to be provided with advance notice of each system’s need for replenishment of supplies, replacement of consumable parts (such as blades for shredders) and periodic preventive maintenance.

Consumable supplies, which Aduromed sells periodically to its customers, include: liners for Aduromed's proprietary QuietCart™; deodorizing pellets and liquids for use in the autoclave; paper print rolls for recording data emanating from the control panel; and high temperature lubricants for the system’s machinery and equipment. The cutting blades and wear items for the shredders must be replaced from time to time and are purchased through Aduromed as the exclusive distributor to hospital and medical facilities for Weima America Incorporated (See ‘‘RISK FACTORS’’, and ‘‘Weima Agreement’’ below).

Aduromed offers three series of systems (the ‘‘MedClean™ systems’’) with capacities ranging from 300-600 pounds per cycle, for medium to large size hospital facilities, to 2,500-5,000 pounds per cycle for very large or co-located facilities.

The designed capacities of the respective systems may be increased or reduced to allow for the needs of the particular medical facility by extending or contacting the overall length of the autoclave. The timing for processing each cycle is approximately 45 to 60 minutes.

The sales price for design and installation of a MedClean™ system averages approximately $450,000.

Among others, purchasers of MedClean™ systems have included the following medical facilities:

City of Hope National Medical Center, California
Presbyterian Intercommunity Hospital, California
Valley Health System, California
Hospital of Saint Raphael, Connecticut
Yale University School of Medicine, Connecticut
Memorial Medical Center, Illinois
South Shore Hospital, Massachusetts
Faxton-St. Luke’s Healthcare, New York
Maimonides Medical Center, New York
Hospital Damas, Puerto Rico
Rhode Island Hospital, Rhode Island

Aduromed entered into an agreement in 2004 with Aramark Management Services Partnership which provides that Aduromed will sell its products and services on a preferred basis to health care facilities managed by Aramark. Aramark's client hospitals will order Aduromed's products and services through Aramark which will be responsible to Aduromed for payment. Although the term of the agreement is ten years, it may be terminated by either party on thirty (30) days notice. (See ‘‘Aramark Agreement’’ below). The business generated from the Aramark Agreement is projected to represent up from 40% to 60% of Aduromed’s sales. (See ‘‘Risk Factors,’’ and ‘‘Dependence on a Few Major Customers,’’ below).

Aduromed entered into an agreement with Weima America, Inc. (‘‘Weima’’) in 2004, to act as the exclusive distributor for Weima's shredder machines for use in all medical market applications. (See ‘‘Weima Agreement’’ below). This is the shredder used by Aduromed in its MedClean™ systems. The Weima Agreement may be terminated by either party on thirty (30) days notice.

Recent Developments – GDI

Recapitalization of GDI

On or about October 31, 2005 GDI filed a Certificate of Amendment to its Certificate of Incorporation providing for an increase in the number of its authorized shares of Common Stock from 12,000,000 to 140,000,000 of which 100,000,000 are shares of Common Stock and 40,000,000 are shares of Preferred Stock, each with a par value of $0.0001 per share.

On or about October 31, 2005 the Company effected a 1:5 reverse split of its Common Stock such that one new share of Common Stock was issued for every five (5) shares held by each shareholder of record on October 28, 2005, with fractional shareholdings being ‘‘rounded up’’ to a full share.

On January 23, 2006, Certificates of Designations were filed with the Delaware Secretary of State creating 6,263,702 shares of a new Series A Preferred Stock and 15,780,160 shares of a new Series B Preferred Stock.

Merger of GDI and Aduromed

On January 23, 2006, the Merger was effected. Pursuant to the terms of the Merger, Aduromed became the wholly-owned subsidiary of GDI; each holder of a share of Aduromed's common stock (par value $0.01 per share) became entitled to 1.795 shares of GDI’s Common Stock; and each holder Aduromed's series A preferred stock (par value $0.01 per share) became entitled to 1.795 shares of GDI’s Series A Preferred Stock. In addition, warrants previously issued by Aduromed to certain investors (the ‘‘Preferred Holders’’) entitling them to purchase a total of 3,489,527 shares of Aduromed common stock at $0.68 per share were converted into GDI warrants (‘‘Series A Preferred Warrants’’) to purchase 6,263,700.97 shares of its Common Stock at $0.37883 per share.

Upon the effective date of the Merger, all warrants issued by Aduromed that were then outstanding (the ‘‘Aduromed Warrants’’) were converted into warrants of GDI to purchase its shares of Common Stock at a conversion rate of 1.795 shares of GDI’s Common Stock for each share covered by the Aduromed Warrants with the exercise prices per share reduced by a corresponding factor of 1.795. Similarly, all options granted by Aduromed were converted into options to purchase Common Stock of GDI at a conversion rate of 1.795 shares of GDI’s Common Stock for each share subject to the option and with the exercise price per share reduced by a corresponding factor of 1.795.

At the time of the Merger, GDI, Aduromed, the Investors Group and persons holding a majority of the Common Stock of the Company entered into an Amended and Restated Stockholders Agreement by the terms of which the parties agreed as to the governance of the Company, including a provision that, of the seven members on the Board of Directors of GDI, the parties will cause five to be nominees of Damien R. Tanaka, and two to be nominees of the Preferred Holders. (See ‘‘Stockholders Agreement’’, below).

Post Merger Issuance of GDI's Series B Preferred Stock and Warrants

Under the terms of the Merger, GDI agreed to assume the obligations of Aduromed under a certain securities purchase agreement, dated as of September 30, 2005, between the Preferred Holders and

Aduromed; and, pursuant thereto, on January 23, 2006, GDI issued 15,780,160 shares of its Series B Preferred Stock and 15,780,160 warrants (‘‘Series B Preferred Warrants’’), to purchase 15,780,160 shares of the Common Stock at $0.37883 per share, to the Preferred Holders in consideration for the Group’s investment of $5,010,970.04 in GDI. (The Series A Preferred Warrants and the Series B Preferred Warrants are sometimes collectively referred to as the ‘‘Preferred Warrants’’)

The investment proceeds are being utilized for continued expansion of Aduromed’s regulated medical waste disposal business, for repayment of $768,351 of debt and for our general working capital purposes.

Recent Developments – Aduromed

Recapitalization of Aduromed

On September 23, 2005, Aduromed filed an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State by which it authorized 50,000,000 shares of common stock (par value $0.01 per share) and 20,000,000 shares of preferred stock (par value $0.01 per share); and on October 3, 2005, it filed a Certificate of Designations of Series A Preferred Stock with the Delaware Secretary of State.

Placement by Aduromed of its Series A Preferred

On October 5, 2005, at a time prior to the Merger, Aduromed issued 3,489,527 shares of its series A preferred stock and warrants covering 3,489,527 shares of its common stock to the Preferred Holders in consideration for their investment in Aduromed of $1,989,030.39. Upon the Merger, these shares were converted into 6,263,702 shares of GDI Series A Preferred Stock at the rate of 1.795 shares of GDI Series A Preferred for each share of Aduromed series A preferred. Similarly, Aduromed’s series A warrants were converted into 6,264,700.97 GDI Series A Warrants.

These investment proceeds have been utilized for the expansion of Aduromed’s regulated medical waste disposal business and for our general working capital purposes.

The Offering

Total Number of Shares of Common Stock (Par Value $0.0001 Per Share) Offered by selling stockholders	82,789,698 shares, of which (i) 20,422,198 shares are issued and outstanding; (ii) 22,043,862 shares are subject to issuance upon conversion of outstanding voting Series A and Series B Preferred shares; (iii) 5,597,619 shares are subject to issuance upon exercise of warrants held by certain former investors in Aduromed; (v) 10,447,774 are subject to issuance upon exercise of options held by employees of Aduromed; (v) 22,043,859 shares are subject to issuance upon exercise of Series A and Series B Warrants; and (vi) 2,204,386 shares are subject to issuance upon exercise of Placement Agent’s Warrants.

Total Number of Warrants, Each to purchase one share of common stock, Offered by Selling Security Holders	22,043, 860.97 warrants of which 6,263,700.97 are Series A Warrants to purchase 6,263,699 shares of Common Stock; and 15,780,160 are Series B Warrants to purchase 15,780,160 shares of Common Stock.

Use of Proceeds	We will receive no proceeds from the sale of shares of Common Stock or Warrants offered hereunder. However, we would receive $12,803,709.13 if all of the warrants and options for underlying shares included in this Prospectus were to be exercised. We will use these proceeds for general corporate purposes.

OTC Electronic Bulletin Board Symbol	"GDVC’’

Summary Financial and Operating Information

The following selected financial information is derived from the Aduromed Corporation Financial Statements appearing elsewhere in this Prospectus and should be read in conjunction with the Aduromed Corporation Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

Summary of Operations – Aduromed Corporation

For the Years Ended December 31,

	2005	2004
	(Unaudited)
Total Revenue	$1,989,285	$2,285,198
Loss from continuing operations	$(1,859,927)	$(244,699)
Net loss	$(2,394,270)	$(279,250)
Loss from continuing operations per share	$(0.24)	$(0.03)
Net loss per common share (basic and diluted)	$(0.24)	$(0.03)
Weighted average common shares outstanding	10,031,900	9,151,000

Statement of Financial Position

As of December 31, 2005

2005 (Unaudited)
Cash and cash equivalents	$407,058
Total assets	$879,413
Working Capital	$252,800
Long term debt	$480,125
Stockholders’ deficit	$(116,805)

RISK FACTORS

The shares of our Common Stock and Preferred Warrants being offered for resale by the selling holders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested therein. Before purchasing any of these securities, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

Business Risks

We have a history of losses

To date, we have been unable to generate revenue sufficient to be profitable. Aduromed had a net loss of $2,394,270, or $(0.24) per share, for the fiscal year ended December 31, 2005, compared to a net loss of $279,520, or $(0.03) per share, for the fiscal year ended December 31, 2004, and a net loss of $, or $( ) per share, for the three month period ended. We do not expect to be profitable before the first quarter of 2007. There can be no assurance that we will achieve the level of revenues needed to be profitable in the future or, if profitability is achieved, that it will be sustained.

The Company lacks an operating history making evaluation of its business difficult.

The Aduromed Business is at an early stage of commercialization, and there is no meaningful historical financial or other information available upon which to base an evaluation of this business and its prospects.

In addition, the Company’s early stage of commercialization means that it has less insight into how market and technology trends may affect the Aduromed Business. This includes the ability to attract and convince customers to switch from their current method of dealing with the disposal of their medical waste to Aduromed’s technology. As a consequence, the revenue and income potential of the Aduromed Business is unproven.

Dependence on third party component suppliers

The Company is dependent on third party suppliers for the supply of components of its MedClean™ units. At present, the Company relies on a contract with Weima to supply parts for the shredder portion of the system. (See ‘‘Weima Agreement’’). These parts are manufactured under the protection of a U.S. patent owned by an affiliate of Weima. The contract with Weima may be terminated on thirty (30) days notice. There can be no assurance that the Company will have adequate supplies of materials for these parts if the contract with Weima is terminated. Although the Company believes that the required components are available and can be provided by other suppliers, delays may be incurred in establishing relationships or in waiting for quality control assurance with other manufacturers for substitute components.

The Company may not be able to effectively protect its proprietary technology, which could have a material adverse effect on its business and make it easier for its competitors to duplicate its products.

The Company regards certain aspects of its products, processes, services and technology as proprietary. With respect to two of its trademarks, Aduromed™ and MedClean™ the Company has applied to the United States Patent and Trademark Office to register these marks. The Company does not intend to register any other trademarks that it currently uses in the Aduromed Business but believes that it has the rights to the AutoTouch™ and QuietCart™ marks. The Company does not have nor does it intend to apply for patent protection with respect to the processes and technology utilized in connection with the Aduromed Business. In that regard the Company requires all of its employees to sign Confidentiality and Non-Disclosure Agreements that prohibit the dissemination or use the Company’s know-how and technology other than in the legitimate performance of the employee’s duties. Our ability to compete successfully will depend in part on our ability to protect our proprietary rights and to operate without infringing on the proprietary right of others, both in the United States and abroad. The Company may apply in the future for patent protection for uses, processes, products and systems that it develops. There can be no assurance that any future patent for which the Company applies will be issued, or that any existing contractual non-disclosures obligations will not be challenged, invalidated or circumvented, or that third parties will not infringe or misappropriate our proprietary rights or that third parties will not independently develop similar products, services and technology. The Company may incur substantial costs in asserting or defending any breach of contract or infringement suits or in asserting any license rights, including those granted by third parties, the expenditure of which the Company might not be able to afford. An adverse determination could subject the Company to significant liabilities to third parties, require it to seek licenses from or pay royalties to third parties or require it to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that the Company could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on the Company’s business and profitability.

The Company may have to resort to litigation to enforce its intellectual property rights, protect its trade secrets, determine the validity and scope of the proprietary rights of others, or defend itself from claims of infringement, invalidity or unenforceability. Litigation may be expensive and divert resources even if the Company wins. This could adversely affect the Aduromed Business, financial condition and operating results such that it could cause the Company to reduce or cease operations.

The Company may not be able to develop new products that achieve market acceptance.

Our future growth and profitability depend, in part, on our ability to respond to technological advances and to successfully develop and market new products that achieve market acceptance. This industry has been historically marked by very rapid technological change and the frequent introduction of new products. There is no assurance that we will be able to develop new products that will realize broad market acceptance.

The Company's existing products may not be able in the future to meet changes in environmental laws and regulations.

The future of our business will depend on our ability to respond to any future changes in the federal, state and local regulatory environment. Although the Company itself is not currently subject to regulations with respect to the disposal of RMW, any change in this regime in the future may have a material adverse effect on the Company’s operations.

The nature of our business exposes us to professional and product liability claims, which could materially adversely impact our business and profitability.

The malfunction or misuse of our MedClean™ Systems may result in damage to property or persons, as well as violation of various health and safety regulations, thereby subjecting us to possible liability. Although our insurance coverage is in amounts and deductibles we believe prudent in our business, and we have not experienced any claims made or lawsuits instituted against us with regard to any such damage or violations, there can be no assurance that such insurance will be sufficient to cover any potential liability. Further, in the event of either adverse claim experience or insurance industry trends, we may in the future have difficulty in obtaining product liability insurance or be forced to pay very high premiums, and there can be no assurance that insurance coverage will continue to be available on commercially reasonable terms or at all. In addition, there can be no assurance that insurance will adequately cover any product liability claim against us. We believe that our insurance coverage is adequate to cover any claims made, and we review our insurance requirement with our insurance broker at least annually.

Other parties may assert that our technology infringes on their intellectual property rights, which could divert management time and resources and possibly force us to redesign our products.

Developing products based upon new technologies can result in litigation based on allegations of patent and other intellectual property infringement. While no infringement claims have been made or threatened against us, we cannot assure you that third parties will not assert infringement claims against us in the future, that assertions by such parties will not result in costly litigation, or that they will not prevail in any such litigation. In addition, we cannot assure you that we will be able to license any valid and infringed patents from third parties on commercially reasonable terms or, alternatively, be able to redesign products on a cost-effective basis to avoid infringement. Any infringement claim or other litigation against or by us could have a material adverse effect on us and could cause us to reduce or cease operations, and even if we are successful in a litigation to defend such claim, there may be adverse effects due to the significant expenses related to defending the litigation.

The loss of certain members of our management team could adversely affect our business.

Our success is highly dependent on the continued efforts of Damien R. Tanaka and Kevin Dunphy, who are our key management persons. Should operations expand, we will need to hire persons with a variety of skills and competition for these skilled individuals could be intense. Neither Mr. Tanaka nor Mr. Dunphy plan to retire or leave us in the near future. However, there can be no assurance that we will be successful in attracting and/or retaining key personnel in the future. Our failure to do so could adversely affect our business and financial condition. We have employment agreements with all of our management personnel but we do not carry any ‘‘key-man’’ insurance on the lives of any of our officers or employees.

Dependence on principal customers

One principal customer, Aramark (see ‘‘Aramark Agreement’’) is projected to represent 40% to 60% of our revenues from the Aduromed Business for the year 2006. In 2005 this one customer accounted for approximately 40% of our revenues, both internationally and domestically. The loss of our principal customer (whose contract may be terminated on 30 days’ notice) would have a significant adverse impact on our business.

Competition

There are numerous methods of handling and disposing of RMW, of which our technology is one of the available systems. We are not aware of any competitive product that is similar to the MedClean™ Systems with respect to its design, compactness and customer-friendly use. We believe that our MedClean™ Systems, due to their ability to be used on site, competitive costing and ease of use, offer a significant advantage over RMW systems offered by our competitors. We realize, however, there can be no assurance that a different or new technology may not supplant us in the market. Further, we cannot guarantee that in the event that we are successful in the deployment of our systems in the marketplace, the predominant companies in the field, which have substantially greater resources and market visibility than us, will not try to develop similar systems.

Control by holders of Series A and B Preferred Stock

The Preferred Holders (see ‘‘Selling Holders’’) beneficially own all of the Company’s Series A Preferred Stock and Series B Preferred Stock, all of which are convertible into an equal number of shares of the Company’s Common Stock. These shares of Preferred Stock have the same voting rights as the Common Stock. In addition, the Preferred Holders also have warrants related to the two series of Preferred Stock that can be converted into the Company’s Common Stock. If all of these shares were converted and the related warrants exercised, the Preferred Holders would collectively own not less than 51% of the outstanding Common Stock, on a fully diluted basis. The holders of the Preferred Stock and Mr. Damien R. Tanaka are parties to a Stockholders’ Agreement (see ‘‘Stockholders Agreement’’ below) by which Mr. Tanaka is entitled to elect a majority of the board of directors; however, in most other matters submitted to the stockholders of the Company, the holders of the Series A and B Preferred Stock, if such holders were to vote in the same manner, may determine the resolution of matters to be acted upon by stockholders. The interests of the Preferred Holders may conflict with the interests of the holders of the Company’s Common Stock.

If we fail to effect and maintain registration of the common stock issuable upon the conversion of the Series A Preferred Stock and the Series B Preferred Stock and the Common Stock underlying issued and outstanding warrants covered by this registration statement by certain dates, we must pay the holders of those securities liquidated damages.

We have an obligation to file the Registration Statement, of which this Prospectus is a part, to register the following securities: the shares of Common Stock into which the Series A and Series B shares may be converted; the Series A and Series B Preferred Warrants; and the shares of Common Stock which would be issued by the exercise of these warrants. These securities are held by the Investors Group as a consequence of the Merger on January 23, 2006. (See ‘‘Amended and Restated Registration Rights Agreement’’ below). If we are unable to cause this Registration Statement to become effective by May 24, 2006, we are required to pay the Preferred Holders liquidated damages of 1-1/2% per month of the funds we received for the purchase of the Series A Preferred Stock and the Series B Preferred Stock until the Registration Statement is effective. This could cost the Company approximately $105,000 per month of non-compliance.

We cannot offer any assurances that we will be able to obtain effectiveness of the Registration Statement within the required time period or that, if we do, we will be able to maintain its effectiveness.

Market Risks

There is only a volatile limited market for our Common Stock.

Recent history relating to the market prices of public companies indicates that, from time to time, there may be periods of extreme volatility in the market price of our securities because of factors unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock, and especially for stock traded on the OTC Bulletin Board. Our Common Stock is not actively traded, and the bid and asked prices for our Common Stock have fluctuated significantly. Since January 1, 2005 (prior to giving effect to a 1:5 reverse split of the Common Stock in November, 2005), the Common Stock traded on the OTC Bulletin Board from a high of $1.75 to a low of $0.75 per share. See ‘‘Market for our Common Stock.’’ General market price declines, market volatility, especially for low priced securities, or factors related to the general economy or to us in the future could adversely affect the price of the common stock. With the low price of our Common Stock, any securities placement by us would be very dilutive to existing stockholders, thereby limiting the nature of future equity placements.

The number of shares being registered for sale is significant in relation to our trading volume.

All of the securities registered for sale on behalf of the Selling Holders are ‘‘restricted securities’’ as that term is defined in Rule 144 under the Securities Act. At March 10, 2006, we had 20,683,239 outstanding shares of Common Stock and an aggregate of 62,367,500 shares of Common Stock reserved for the conversion of Series A Preferred Stock, Series B Preferred Stock and the exercise of options and warrants. We have filed this Registration Statement to register these restricted securities for sale into the public market by the Selling Holders. These restricted securities, if sold in the market all at once or at about the same time, could depress the market price during the period the Registration Statement remains effective and also could affect our ability to raise equity capital. Any outstanding shares not sold by the Selling Holders pursuant to this Prospectus will remain as ‘‘restricted shares’’ in the hands of the holder, for a period of two years. For non-affiliates the period is one year, pursuant to Rule 144.

Outstanding Series A Preferred Stock, Series B Preferred Stock, options and warrants may make it difficult for us to obtain additional capital on reasonable terms.

As of March 10, 2006 we have 6,263,702 shares of Series A Preferred Stock and 15,780,160 share of Series B Preferred Stock convertible into 22,043,862 shares of our Common Stock. In addition, we have outstanding options and warrants for the purchase of up to 40,323,638 shares of Common Stock

(at an average exercise price of $0.38 per share). If all of the outstanding options, warrants and shares were to be exercised and converted, they would represent approximately 74% of our outstanding Common Stock on a fully diluted basis. Future investors will likely recognize that the holders of the options, warrants and the preferred stock will only exercise their rights to acquire our Common Stock when it is to their economic advantage to do so. Therefore, the market overhang of such a large number of warrants, options, and shares of convertible preferred stock may adversely impact our ability to obtain additional capital because any new investors will perceive that securities offer a risk of substantial potential future dilution. (See ‘‘Description of Securities’’).

We have never paid dividends and we do not anticipate paying dividends in the future.

We do not believe that we will pay any cash dividends on our Common Stock in the future. We have never declared any cash dividends on our common stock, and if we were to become profitable, it would be expected that all of such earnings would be retained to support our business. In addition, cumulative dividends are payable on the Series A and Series B Preferred Stock before any dividends may be paid on the Common Stock. Since we have no plan to pay cash dividends, an investor would only realize income from his investment in our shares if there is a rise in the market price of our Common Stock, which is uncertain and unpredictable.

We are subject to penny stock regulations and restrictions.

The Securities and Exchange Commission (the ‘‘SEC’’) has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of March 17, 2006, the closing bid and asked prices for our Common Stock were $0.75 and $1.00 per share and therefore, it is designated a ‘‘Penny Stock.’’ As a Penny Stock, our Common Stock may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (‘‘Exchange Act’’), or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and ‘‘accredited investors’’ (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our Common Stock will qualify for exemption from the penny stock restrictions. In any event, even if our Common Stock were exempt from the Penny Stock restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Certain provisions of our charter could discourage potential acquisition proposals or change in control.

Our Board of Directors, without further stockholder approval, may issue preferred stock that would contain provisions that could have the effect of delaying or preventing a change in control or which may prevent or frustrate any attempt by stockholders to replace or remove the current management. The issuance of additional shares of preferred stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this Prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words ‘‘may,’’ ‘‘should,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘believe,’’ ‘‘intend’’ or ‘‘project’’ or the negative of these words or other variations on these words or comparable terminology.

This Prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our technology, (c) our manufacturing, (d) the regulations to which we are subject, (e) anticipated trends in our industry and (f) our needs for working capital. These statements may be found under ‘‘Management's Discussion and Analysis or Plan of Operations’’ and ‘‘Business,’’ as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under ‘‘Risk Factors’’ and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact occur.

USE OF PROCEEDS

We will not receive any portion of the proceeds from the sale of Common Stock by the selling stockholders. We would receive proceeds of up to $12,803,709.13 if all the existing warrants and options were to be exercised. Management currently anticipates that any such proceeds will be utilized for working capital and other general corporate purposes. We cannot estimate how many, if any, and when warrants and options may be exercised as a result of this offering or otherwise.

We are obligated to bear the expenses of the registration of the shares. We anticipate that these expenses will be approximately $96,644.

PLAN OF DISTRIBUTION

The Selling Holders (See ‘‘Selling Holders’’ below) may, from time to time, offer and sell the shares of Common Stock and the Series A and Series B Preferred Warrants included in this Prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions. Alternatively, the Selling Holders may exercise these Warrants pursuant to an exemption from registration if one is available at the time, and offer and sell the underlying shares and any unexercised Warrants under this Prospectus. Once exercised, the shares of Common Stock underlying the Common Stock warrants may be sold pursuant to the terms of this Prospectus. The term ‘‘Selling Holders’’ includes pledgees, donees, transferees or other successors in interest selling shares that they acquired after the date of this Prospectus from the Selling Holders as a pledge, gift or other non-sale related transfer. To the extent required, we may amend and supplement this Prospectus from time to time to describe a specific plan of distribution.

Each Selling Holder may make these sales at prevailing market prices or at other negotiated prices. The Selling Holders may use any one or more of the following methods when selling securities covered by this Prospectus:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in privately negotiated transactions; and

•	to cover short sales;

•	broker-dealers may agree with the Selling Holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the Selling Holders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to them of shares that this Prospectus offers, which the broker-dealer or financial institution may in turn resell pursuant to this Prospectus; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, the broker-dealer or financial institution may in turn resell pursuant to this Prospectus.

In addition, the Selling Holders may sell any shares that qualify for sale pursuant to Rule 144, rather than pursuant to this Prospectus.

In effecting sales, broker-dealers or agents that the Selling Holders engage may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Holders, in amounts that the parties may negotiate immediately prior to the sale. However, under the NASD rules and regulations, such broker-dealers may not receive a commission or discount in excess of 8% for the sale of any securities registered hereunder.

In offering securities that this Prospectus covers, the Selling Holders, and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Holders, may qualify as ‘‘underwriters’’ within the meaning of the Securities Act in connection with these sales. Any profits that the Selling Holders realize, and the compensation that they pay to any broker-dealer, may qualify as underwriting discounts and commissions.

In order to comply with the securities laws of some states, the Selling Holders must sell the shares in those states only through registered or licensed brokers or dealers. In addition, in some states the Selling Holders must sell the shares only if we have registered or qualified those shares for sale in the applicable state or an exemption from the registration or qualification requirement is available and the Selling Holder complies with the exemption.

We have advised the Selling Holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Holders and their affiliates. In addition, we will make copies of this Prospectus available to the Selling Holders for the purpose of satisfying the Prospectus delivery requirements of the Securities Act of 1933, as amended (the ‘‘Securities Act’’). The Selling Holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against liabilities, including liabilities arising under the Securities Act.

Upon the Company being notified in writing by a Selling Holder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the number of shares that the Selling Holder is offering;

•	the terms of the offering, including the name of the Selling Holder and any underwriter, dealer or agent;

•	the purchase price paid by any participating broker-dealer or underwriter;

•	any discount, commission and other broker-dealer or underwriter compensation;

•	any discount, commission or concession allowed or reallowed or paid to any dealer;

•	the proposed selling price to the public;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus; and

•	other facts material to the transaction.

The Selling Holders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this Prospectus. In addition, upon the Company being notified in writing by a Selling Holder that a donee or pledge intends to sell more than 500 shares of Common Stock, a supplement to this Prospectus will be filed if then required in accordance with applicable securities law.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Holders against claims and losses due to material misstatements or omissions made by us (and not by the Selling Holders) in this Prospectus. Each of the Selling Holders has agreed to indemnify us against claims and losses due to material misstatements or omissions made by them.

LEGAL PROCEEDINGS

The Company has no pending legal proceedings. From time to time, it may be involved in various claims, lawsuits or disputes with third parties, and actions involving allegations of breach of contract incidental to the normal business operations of the Aduromed Business.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The principal occupations and brief summary of the background of each director and executive officer during the past five years are as follows:

Damien R. Tanaka	61	Director, President and CEO
Kevin T. Dunphy	57	Director, Chief Financial and Treasurer
Jay S. Bendis	58	Director
Elan Gandsman	64	Director
Ronald A. LaMorte	67	Director
Paul Farrell	42	Director
Philip Anderson	38	Director
Stephen Birch	33	Aduromed – Vice President of Business Development
Robert C. Meyer	50	Aduromed – Vice President Operations and Marketing
Timothy R. Hertwick	51	Aduromed – Vice President Sales

Damien R. Tanaka, is the Chairman, President and CEO of GDI, and Kevin T. Dunphy is the Chief Financial Officer and Treasurer. Both men hold similar titles at Aduromed, and are members of the Board of Directors of both companies.

Mr. Tanaka is and has been the President and Chief Executive Officer of Aduromed since its organization in 2002. He had comparable executive responsibilities as a member and manager of Aduromed's predecessor, a Connecticut limited liability company formed in 1997 and reorganized in 2002 under the Delaware General Corporation Law as the present Aduromed Corporation.

Mr. Dunphy joined Aduromed in 2005 as its Chief Financial Officer, and was appointed the company's corporate Treasurer and a member of its board of directors. From 1999 through 2004 he held various accounting and finance positions at FuelCell Energy, Inc. in Danbury, Connecticut, a company engaged in development and manufacture of high temperature fuel cell products. From July to December 2004 he served as FuelCell’s Director of Finance Technology Group; previous to that he was its Corporate Controller. During the period from January to May 2005 he was an independent consultant. Mr. Dunphy holds a BS degree in accounting from Mercy College and an MBA from Long Island University.

By the terms of their individual employment agreements, Mr. Tanaka and Mr. Dunphy will each serve for a term continuing until September 28, 2010. Both agreements contain automatic one-year renewals thereafter. The employment agreements with both men contain covenants of confidentiality, and assignments of proprietary intellectual property rights.

Mr. Tanaka owns, beneficially and of record, 8,257,000 shares, or approximately 40% of the issued and outstanding Common Stock, with options and warrants to purchase an additional 6,313,166 shares of Common Stock.

Mr. Bendis has, during the past five years, been president of Transfer Technology Consultants in Akron, Ohio, specializing in transferring new product concepts from design to commercialization. In 2005 he became president and CEO of Clinical Analysis Corp., which has developed a hand-held diagnostic system for patient point care testing. He is presently a partner in the Crystal Corridor Group which works with Kent State University's Liquid Crystal Institute in facilitating liquid crystal technology. Since 2003 he has served as chairman of the board of Imaging Diagnostic Systems in Plantation, Florida, a company that has developed an imaging device to aid in detection and management of breast cancer. He holds a BA degree in marketing from Kent State University. Mr. Bendis owns 269,250 shares of the Company’s Common Stock.

Dr. Gandsman has since 1993 been Director of Environmental Health and Safety at Yale University in New Haven, Connecticut. He holds a BS degree in physics and math from the University of Buenos Aires, and MSc and PhD degrees in physics from Tel Aviv University.

Mr. LaMorte is a Certified Public Accountant. During the period from 1999 through 2003, and for several years prior thereto, he had been a Managing Principal of Dworken, Hillman, LaMorte & Sterczala, a public accounting firm in Shelton, Connecticut. He retired from the firm in December 2003. Mr. LaMorte holds a BS degree from the University of Connecticut.

Mr. Farrell is a Managing Director of Pequot Capital Management, Inc. responsible for covering a diversified number of sectors for the small/mid cap strategy with a primary focus on the financial services, industrial and consumer industries. Mr. Farrell joined Pequot Capital Management in 2001. Previously, he was a Partner at WR Capital Partners, LLC. Prior to that, he held several positions at Goldman Sachs Asset Management, including Managing Director and Chief Investment Officer of the U.S. value investment team. Before Goldman, he was a Managing Director and portfolio manager at Plaza Investments. Mr. Farrell is presently a Director of Radiologix, Inc., a national radiology service company listed on the American Stock Exchange. Mr. Farrell received a BA and MA in economics from Yale University.

Mr. Anderson has been portfolio manager since 1998 at Sherleigh Associates, Inc., SIAR Capital, a private investment company in New York City. Mr. Anderson holds a BS degree from Ithaca College and an MBA degree from Hofstra University.

Mr. Birch is Vice President Business Development of Aduromed. From 2000 to August, 2002 he had served as Manager, Quality Assurance, and Assistant Vice President, Internet Technology at Martha Stewart Living Omnimedia, Inc. in New York City. Thereafter, he was an independent consult to Aduromed until October 1, 2005 when he joined the company as an employee. Since then he has been engaged in Aduromed's business development. He executed a five (5) year employment contract with Aduromed, dated as of September 30, 2005, to act as Aduromed's Vice President for business development. Mr. Birch owns 269,250 shares of Common Stock of the Company, plus presently exercisable options to purchase 1,525,750 shares of the Company's Common Stock. Mr. Birch holds a BS degree from Oklahoma State University.

Mr. Meyer joined Aduromed as its Vice President Operations and Marketing on January 1, 2006. With his background from 1996 to 1999 in developing market strategies for innovative consumer products as a vice president of the Pepsi-Cola Company, in Purchase, New York, he then became associated, during the period 2000-2003, with the consulting firm Advanced Materials Partners, Inc. in New Canaan, Connecticut, as Vice President, assisting clients in development of innovative products. In 2004 he was Executive Vice President of CCM Marketing Communications, Inc., a New York City advertising and promotion firm with clients in the consumer products area. He left CCM later in 2004 and throughout 2005 has been Managing Partner of Insight to Innovation, LLC, in Wilton Connecticut, a consulting firm devoted to developing growth strategies and product innovations for its clients. It was in that capacity as a consultant in 2005 that he commenced his association with Aduromed. Mr. Meyer owns 179,500 of the Company's Common Stock, plus warrants exercisable to purchase an additional 359,000 shares of the Company's Common Stock. Mr. Meyer holds a BS degree in mechanical engineering from Trinity College, an MME in mechanical engineering from Rensselaer Polytechnic Institute and an MBA from the Columbia Graduate School of Business.

Mr. Hertweck joined Aduromed on January 1, 2006, as its Vice President Sales. During the past five years he has been President of Portfolio Management Associates, Inc., a consulting firm in Exeter, Connecticut founded by him dealing in merger, acquisition and turnaround situations for companies that had included Aduromed. Mr. Hertweck owns 626,500 shares of the Company's Common Stock. Mr. Hertweck holds a BA degree in political science from Wagner College.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and footnotes set forth as of March 15, 2006, the number and percentage of the outstanding shares of Common Stock and Series A and Series B Preferred Stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group, and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding (i) Common Stock, and (ii) the Series A and Series B Preferred Stock.

Except as otherwise noted, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Security Ownership of Beneficial Owners of More than 5% of
Each Class of the Company’s Voting Securities

Title of Security	Name and Address of Beneficial Owner	Amount and Nature of of Beneficial Ownership	Percentage of Class
Common Stock	Damien R. Tanaka(1)(5) 153 Greenwood Avenue Bethel, CT 06801	8,257,000 (record)	39.92%
Common Stock	Paul T. Chan(2)(5) 300 Linden Street San Francisco, CA 94102	1,153,268 (record)	5.58%
Common Stock	Norman C. Kristoff(2)(3)(5) 194 Upper Troy Road Fitzwilliam, NH 03447	1,346,250 (record)	6.51%
Common Stock	Delphinian Quest Advisors LLC(2)(5) 194 Upper Troy Road Fitzwilliam, NH 03447	269,250 (record)	1.30%

Title of Security	Name and Address of Beneficial Owner	Amount and Nature of of Beneficial Ownership	Percentage of Class
Common Stock	Crown Capital Pty Ltd. 45 View Street Peppermint Grove Western Australia 6011 Australia	1,795,000 (record)	8.68%
Common Stock	Christopher J. and Jill L. Winners (JTWROS) 2100 Yacht Mischief Newport Beach, CA 92660	1,049,357 (record)	5.07%
Series A and Series B Preferred	Pequot Capital Management, Inc.(4)(5)(6) 500 Nyala Farm Road Westport, CT 06880	14,171,054 (record)	64.39%
Series A and Series B Preferred	Sherleigh Associates Inc. Defined Benefit Pension Plan(5)(6) 920 Fifth Avenue #3B New York, NY 10021 153 E. 53rd Street 55th Floor New York, NY 10022	7,872,808 (record)	37.71%

(1)	Brothers and sisters of Mr. Tanaka own 179,500 shares of Common Stock of record with respect to which Mr. Tanaka disclaims beneficial ownership.

(2)	Messrs. Chan and Kristoff each owns a 50% voting membership interest in Delphinian Quest Advisors, LLC.

(3)	Mr. Kristoff’s mother, Stelle Kristoff, owns of record 364,385 shares of Common Stock with respect to which Mr. Kristoff disclaims beneficial ownership.

(4)	Pequot Capital Management, Inc. is the investment manager for Pequot Scout Fund L.P., Pequot Mariner Master Fund, L.P., Pequot Navigator Offshore Fund, Inc., Premium Series PCC Limited — Cell 33 and Pequot Diversified Master Fund, Ltd. (collectively the ‘‘Funds’’) and holds all voting (except for those shares held by Premium Series PCC Limited — Cell 33) and dispositive power for all shares held of record by the Funds and may be deemed the beneficial owner of such shares. Pequot Capital Management, Inc. disclaims beneficial ownership of all shares held therein. The sole director and controlling stockholder of Pequot Capital Management, Inc. is Arthur J. Samberg. The Funds and Sherleigh Associates Inc. are collectively sometimes referred to herein as the ‘‘Preferred Holders’’.

(5)	In accordance with the Stockholders Agreement, Pequot Capital Management, Inc. and Sherleigh Associates Inc. Defined Benefit Plan have the right to two (2) nominees to be elected members of the Company’s seven (7) member board of directors, and at least one (1) of their designees to be appointed to each committee of the board; and for so long as Mr. Tanaka remains the president and chief executive officer of the Company, the parties will cause five (5) of his nominees to be elected to the Company's board of directors. Delphinian Quest Advisors, LLC, Paul Chan and Norman Kristoff are also parties to the Stockholders Agreement. (See ‘‘Stockholders Agreement’’).

(6)	The Funds and Sherleigh Associates Inc. also hold Preferred A and B Warrants in the amounts of 13,669,054.27 and 8,374,806.70, respectively, entitling them to purchase Common Stock of the Company which are being registered herewith.

Security Ownership of Management (Directors and Executive Officers)

Title of Security	Name and Address of Beneficial Owner	Amount and Nature of of Beneficial Ownership	Percentage of Class
Common Stock	Damien R. Tanaka(1) 153 Greenwood Avenue Bethel, CT 06801	8,257,000 (record)	39.92%
Common Stock	Kevin P. Dunphy 153 Greenwood Avenue Bethel, CT 06801	—	—
Common Stock	Jay S. Bendis 71 Springcrest Drive Akron, OH 44333	269,250 (record)	1.30%
Common Stock	Paul D. Farrell (2) Pequot Capital Management, Inc. 500 Nyala Farm Road Westport, CT 06880	—	—
Common Stock	Ronald A. LaMorte 36 Haystack Hill Road Orange, CT 06470	—	—
Common Stock	Elan Gandsman 135 College Street New Haven, CT 06510	—	—
Common Stock	Philip Anderson(3) 920 Fifth Avenue #3B New York, NY 10021	—	—
Common Stock	Stephen Birch(4) 153 Greenwood Avenue Bethel, CT 06801	269,250 (record)	1.30%
Common Stock	Robert Meyer(4) 153 Greenwood Avenue Bethel, CT 06801	179,500 (record)	0.87%
Common Stock	Timothy Hertweck(4) 153 Greenwood Avenue Bethel, CT 06801	628,250 (record)	3.00%
Common Stock	All Directors and Executive Officers As a Group	9,603,250 (record)	46.00%
Preferred Stock	All Directors and Executive Officers As a Group	22,043,862	100%

(1)	Brothers and sisters of Mr. Tanaka own 179,500 shares of Common Stock of record with respect to which Mr. Tanaka disclaims beneficial ownership.

(2)	Appointed as a director of the Company by the Preferred Holders in accordance with the Stockholders Agreement. Mr. Farrell (Managing Director) is an employee of Pequot Capital Management, Inc., which holds voting (except for Premium Series PCC Limited — Cell 33) and dispositive power for all shares held of record by the Funds.

(3)	Appointed as a director of the Company by the Preferred Holders in accordance with the Stockholders Agreement. Mr. Anderson is a portfolio manager at Sherleigh Associates, Inc. d/b/a SIAR Capital, a private investment company in New York City.

(4)	Messrs. Birch, Hertweck and Meyer are executive officers of Aduromed but not of the Company. They effectively serve in such capacities for the Company.

SELLING HOLDERS

The selling securities holders (the ‘‘Selling Holders’’) are comprised of: (i) individuals and entities who beneficially own shares of Common Stock, options or warrants received upon the Merger in exchange for their shares of common stock, options or warrants of Aduromed, (ii) members of the Preferred Holders that beneficially own Series A and B Preferred shares that are convertible into Common Stock; (iii) members of the Preferred Holders who beneficially own Investor Warrants, and (iv) individuals and entities that beneficially own Placement Agent’s Warrants.

The following table sets forth, as of March 15, 2006 information with regard to the ownership of our Common Stock, options, warrants, Series A and B Preferred Stock, Investor Warrants, and Placement Agent Warrants, of each of the Selling Holders. The term ‘‘Selling Holders’’ includes the holders listed below and their respective transferees, assignees, pledges, donees and other successors.

Because the Selling Holders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Holders after such offering can be provided and the following table has been prepared on the assumption that all securities offered under this Prospectus will be sold.

Name(1)	Shares Beneficially Owned Prior to Offering(2)	Percent Beneficially Owned Before Offering	Shares To be Offered	Amount Beneficially Owned After Offering(3)	Percent Beneficially Owned After Offering
Damien Tanaka(4)	14,570,166	17.60%	14,570,166	—	*
Paul Tanaka	35,900	*	35,900	—	*
Laura Mohammed	35,900	*	35,900	—	*
Peter Tanaka	35,900	*	35,900	—	*
Francis Tanaka	35,900	*	35,900	—	*
Dorothy Englehart	17,950	*	17,950	—	*
Clare Folvik	17,950	*	17,950	—	*
Kevin Dunphy(5)	1,529,284	1.85%	1,529,284	—	*
Stephen Birch(6)	2,818,843	3.40%	2,828,843	—	*
Ralph Toro(7)	1,162,731	1.40%	1,162,731	—	*
Anton Ciotta(8)	44,875	*	44,875	—	*
Christopher Warren(9)	44,875	*	44,875	—	*
Timothy Hertweck(36)	628,250	*	628,250	—	*
Jay Bendis(37)	269,250	*	269,250	—	*
Paul T. Chan(10)(38)	1,328,301	1.60%	1,328,301	—	*
Norman C. Kristoff(11)(38)(39)	1,521,263	1.84%	1,521,263	—	*
Delphinian Quest Advisors, L.L.C(12)(35)(38)	1,024,147	1.24%	1,024,147	—	*
James Rae	134,625	*	134,625	—	*
Pacific International Holdings Limited	691,075	*	691,075	—	*
United Link Asset Holdings Limited	538,500	*	538,500	—	*
Raco C. Ho.(13)	224,375	*	224,375	—	*
Richard D. Eggemeyer(14)	184,885	*	184,885	—	*
Stelle B. Kristoff(15)(39)	364,385	*	364,385	—	*
Crown Capital Pty Ltd(16)	3,590,000	4.34%	3,590,000	—	*
Bjoem Reinke	125,650	*	125,650	—	*
Klaus Huebner	66,415	*	66,415	—	*
Arno Rieck	44,875	*	44,875	—	*
Joerg Luehring	21,540	*	21,540	—	*
Heiko Storz	17,950	*	17,950	—	*
Franz Peter Gruber	5,385	*	5,385	—	*
Richard Sarkisian(17)	188,475	*	188,475	—	*
Ursel Jarschel	44,875	*	44,875	—	*

Name(1)	Shares Beneficially Owned Prior to Offering(2)	Percent Beneficially Owned Before Offering	Shares To be Offered	Amount Beneficially Owned After Offering(3)	Percent Beneficially Owned After Offering
Rainer Seifert and Christel Seifert JT TEN)	44,875	*	44,875	—	*
Berward Talleur	26,925	*	26,925	—	*
Ursula Struck	8,975	*	8,975	—	*
UWE Struck	40,388	*	40,388	—	*
Hans Juergen Herbst	35,900	*	35,900	—	*
Klaus Dieter Paul	62,825	*	62,825	—	*
D.H. Vermoegensverwaltungs- und Beteilgungsges.mbH	301,560	*	301,560	—	*
Greenhouse Capital Inc.	628,250	*	628,250	—	*
Rob Meyer(18)	538,500	*	538,500	—	*
Blackmont Capital in Trust for William Griffis	224,375	*	224,375	—	*
John Meyer(19)	538,500	*	538,500	—	*
Peter M. Conetta	170,525	*	170,525	—	*
Rick L. Ackerman	85,263	*	85,263	—	*
T Krawiecki Jr. & Sharon M. Krawiecki JTWROS	85,263	*	85,263	—	*
Christopher J. & Jill L. Winners (JTWROS)(20)	1,767,357	2.13%	1,767,357	—	*
Halter Capital, Inc.	199,164	*	199,164	—	*
Kevin Halter, Jr.	539,780	*	539,780	—	*
Pequot Scout Fund, L.P.(21)	13,905,552	16.8%	13,905,553	—	*
Pequot Mariner Master Fund, L.P.(22)	7,620,429	9.2%	7,620,429	—	*
Pequot Navigator Offshore Fund, Inc.(23)	5,877,224	7.1%	5,877,224	—	*
Pequot Diversified Master Fund, Ltd.(24)	367,818	*	367,818	—	*
Premium Series PCC Limited Cell 33(25)	571,083	*	571,083	—	*
Sherleigh Associates, Inc., Defined Benefit Plan(26)	15,745,615	19.02%	15,745,614	—	*
Kuhns Brothers, Inc(27)	436,468	*	436,468	—	*
John Starr(28)	872,937	1.05%	872,937	—	*
John Kuhns(29)	219,777	*	219,777	—	*
Paul Kuhns(30)	39,679	*	39,679	—	*
Mary Fellows(31)	108,235	*	108,235	—	*
Jay Gutterman(32)	72,304	*	72,304	—	*
Sam Schoen(33)	198,395	*	198,395	—	*
Robert Drak(34)	36,152	*	36,152	—	*
Vernon Oberholtzer(35)	55,110	*	55,110	—	*
Total Shares	82,789,698	100%	82,789,698

*	Indicates less than 1%.

1.	Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Beneficial ownership includes shares of Common Stock underlying warrants, options and convertible Series A and B Preferred Stock, regardless of when exercisable.

2.	Beneficial ownership includes all shares a holder owns directly or may acquire through exercisable or non-exercisable options, warrants and conversions.

3.	Assumes the sale of all shares offered hereby.

4.	Includes (i) 897,500 shares issuable upon exercise of warrants at an exercise price of $0.0557 per share, and (ii) 5,415,665.78 shares issuable upon exercise of options at an exercise price of $0.0557 per share. Mr. Tanaka has been a director and the President and CEO of GDI since the Merger and is and has been a director and the President and CEO of Aduromed for the past three years. Brothers and sisters of Mr. Tanaka own 179,500 shares of Common Stock of record with respect to which Mr. Tanaka disclaims beneficial ownership.

5.	Consists of 1,529,284 shares issuable upon exercise of options at an exercise price of $0.1393 per share. Mr. Dunphy has been a director and the CFO and Treasurer of GDI since the Merger and is and has been a director and the CFO and Treasurer of Aduromed since 2005.

6.	Includes 2,549,592 shares issuable upon exercise of options at an exercise price of $0.1393 per share. Mr. Birch has been Vice President Business Development of Aduromed since October 1, 2005. Prior to that date he was an independent consultant to Aduromed.

7.	Includes 893,481 shares issuable upon exercise of options at an exercise price of $0.1393 per share. Mr. Toro is Director of Technical Services of Aduromed.

8.	Consists of 44,875 shares issuable upon exercise of options at an exercise price of $0.1393 per share. Mr. Ciotta is Director of Sales (Tri-State Region) of Aduromed.

9.	Consists of 44,875 shares issuable upon exercise of options at an exercise price of $0.1393 per share. Mr. Warren is Director of Sales (Central Regions) of Aduromed.

10.	Includes 175,012 shares issuable upon exercise of warrants at an exercise price of $0.55713 per share.

11.	Includes 175,012 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share.

12.	Includes (i) 589,568 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share, and (ii) 165,329 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

13.	Includes 161,550 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share.

14.	Includes 44,875 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share.

15.	Includes (i) 44,875 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share, and (ii) 89,750 share issuable upon exercise of warrants at an exercise price of $0.3343 per share.

16.	Includes 1,795,000 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share.

17.	Consists of 188,475 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share.

18.	Includes 359,000 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share. Mr. Rob Meyer has been the Vice President Operations and Marketing of Aduromed since January 1, 2006. He is the brother of John Meyer. Each of them disclaims any beneficial ownership in the shares of the other

19.	Includes 359,000 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share.

20.	Includes 718,000 shares issuable upon exercise of warrants at an exercise price of $0.5571 per share.

21.	Consists of (i) 2,031,701 shares issuable upon conversion of Series A Preferred Stock, (ii) 4,921,075 shares issuable upon conversion of Series B Preferred Stock, (iii) 2,031,701 shares upon exercise of Series A Warrants at an exercise price of $0.37883 per share, and (iv) 4,921,075 shares upon exercise of Series B Warrant at an exercise price of $0.37883 per share.

22.	Consists of (i) 1,025,484 shares issuable upon conversion of Series A Preferred Stock, (ii) 2,784,731 shares issuable upon conversion of Series B Preferred Stock, (iii) 1,025,483 shares upon exercise of Series A Warrants at an exercise price of $0.37883 per share, and (iv) 2,784,731 shares upon exercise of Series B Warrant at an exercise price of $0.37883 per share.

23.	Consists of (i) 837,547 shares issuable upon conversion of Series A Preferred Stock, (ii) 2,101,065 shares issuable upon conversion of Series B Preferred Stock, (iii) 837,547 shares upon exercise of Series A Warrants at an exercise price of $0.37883 per share, and (iv) 2,101,065 shares upon exercise of Series B Warrant at an exercise price of $0.37883 per share.

24.	Consists of (i) 50,260 shares issuable upon conversion of Series A Preferred Stock, (ii) 133,649 shares issuable upon conversion of Series B Preferred Stock, (iii) 50,260 shares upon exercise of Series A Warrants at an exercise price of $0.37883 per share, and (iv) 133,649 shares upon exercise of Series B Warrant at an exercise price of $0.37883 per share.

25.	Consists of (i) 81,673 shares issuable upon conversion of Series A Preferred Stock, (ii) 203,869 shares issuable upon conversion of Series B Preferred Stock, (iii) 81,672 shares upon exercise of Series A Warrants at an exercise price of $0.37883 per share, and (iv) 203,869 shares upon exercise of Series B Warrant at an exercise price of $0.37883 per share.

26.	Consists of (i) 2,237,037 shares issuable upon conversion of Series A Preferred Stock, (ii) 5,635,771 shares issuable upon conversion of Series B Preferred Stock, (iii) 2,237,036 shares upon exercise of Series A Warrants at an exercise price of $0.37883 per share, and (iv) 5,635,771 shares upon exercise of Series B Warrants at an exercise price of $0.37883 per share.

27.	Consists of 436,468 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

28.	Consists of 872,937 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

29.	Consists of 219,777 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

30.	Consists of 39,679 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

31.	Consists of 108,235 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

32.	Consists of 72,304 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

33.	Consists of 198,395 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

34.	Consists of 36,152 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

35.	Includes 55,110 shares issuable upon conversion of Placement Agent Warrants at an exercise price of $0.37883 per share.

36.	Mr. Hertwick has been the Vice President Sales of Aduromed since January 1, 2006.

37.	Mr. Bendis has been a director of GDI since the Merger, nominated by Mr. Tanaka. (See ‘‘Stockholders Agreement’’).

38.	Messrs. Chan and Kristoff each own a 50% voting membership interest in Delphinian Quest Advisors, LLC.

39.	Mr. Kristoff’s mother, Stelle Kristoff owns of record 364,385 shares of Common Stock with respect to which Mr. Kristoff disclaims beneficial ownership.

Amended and Restated Stockholders Agreement

The Company, Aduromed, the Investors Group and persons holding a majority of the Common Stock of the Company (‘‘Stockholders’’) entered into an Amended and Restated Stockholders Agreement (‘‘Stockholders Agreement’’) dated as of January 23, 2006 by the terms of which the Stockholders and the Preferred Holders have agreed to a provision that, of the seven members on the Board of Directors of the Company, the Preferred Holders and the Stockholders will cause five to be nominees of Damien R. Tanaka, and two will be the nominees of the Preferred Holders.

Registration Rights Agreement

On January 20, 2006, the Company and Aduromed entered into a registration rights agreement with those entities comprising Investors Group (the ‘‘Purchasers’’), amending and restating a previous agreement between Aduromed and those entities (the ‘‘Registration Rights Agreement’’).

Required Registration

The Registration Rights Agreement provides rights in the Purchasers to require the Company to prepare and file a registration statement with the SEC (the ‘‘Required Registration Statement’’) covering the following securities held by the Purchasers: (i) the Company’s Common Stock to be issued upon conversion of its Series A and Series B Preferred Stock held by the Purchasers, (ii) its Series A and Series B Preferred Warrants and (iii) any additional shares of Common Stock issued or resulting from stock dividends, stock splits or recapitalizations or reorganizations with respect to the securities referred to in clauses (i) and (ii) (collectively, the ‘‘Registrable Securities’’).

The registration statement, of which this Prospectus is a part, has been filed by the Company to comply with its obligation to file the Required Registration Statement.

If the Required Registration Statement shall not have been declared effective within 120 days of the date of the Merger on January 23, 2006, or ceases to remain effective at any time prior to the earlier of five years from the effective date of the Statement and the date upon which the Registrable Securities may be sold without restriction pursuant to Rule 144 or similar rule or regulation adopted by the SEC, then for each thirty day period thereafter while such filing remains not effective or not in effect, the Company will be obligated to pay 1.5 % of the aggregate purchase price paid by each

Purchaser for Registrable Securities then held by it until the Statement’s effective date or reinstatement of its effectiveness, as the case may be.

Piggyback Registration Rights

In addition to the Required Registration Statement, should the Company propose to register any of its securities under the Securities Act using a registration statement form that may be used for registration of the Registrable Securities to registration statements, each Purchaser would be also entitled under the Registration Rights Agreement, for a period continuing until the earlier of January 19, 2011, and the date upon which such Purchaser shall have sold all its Registrable Securities, to require the Company to include all Registrable Securities the Purchaser may have requested for inclusion in the registration statement (a ‘‘Piggyback Registration’’).

The Piggyback Registration rights are subject to limitation upon that number of Registrable Securities that each Purchaser may be include in the Piggyback Registration in the case of registration of a primary offering by the Company through underwriters to the extent the managing underwriter believes a secondary offering of Registrable Securities might materially and adversely effect the underwritten offering. In the event a managing underwriter should request a cutback in the requested inclusion of Registrable Securities such cutback will be imposed upon the requesting Purchasers on a prorated basis, with the right in any requesting Purchaser to withdraw its securities from the Piggyback Registration.

DESCRIPTION OF SECURITIES

General

The following summary description of the Company’s capital stock is not intended to be complete and is subject, and qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended and restated, our bylaws, applicable law and the forms of warrants included as exhibits to the registration statement of which this Prospectus is a part.

Authorized and Outstanding Securities

The Company is authorized to issue 100,000,000 shares of Common Stock par value $0.0001 per share (the ‘‘Common Stock’’), and 40,000,000 shares of preferred stock par value $0.0001 per share. As of March 10, 2006, there were issued and outstanding:

•	20,683,239 shares of Common Stock

•	6,263,702 shares of Series A Preferred Stock, par value $0.0001 per share which are immediately convertible into 6,263,702 shares of Common Stock (the ‘‘Series A Preferred’’).

•	Warrants issued in connection with the issuance of the Series A Preferred entitling the holder(s) to purchase 6,263,699 shares of the Common Stock at a price of $0.37883 per share of Common Stock through September 29, 2010 (the ‘‘Series A Preferred Warrants’’).

•	15,780,160 shares of Series B Preferred stock, par value $0.0001 per share which are immediately convertible into 15,780,160 shares of Common Stock (the ‘‘Series B Preferred’’).

•	Warrants issued in connection with the issuance of the Series B Preferred entitling the holder(s) to purchase 15,780,160 shares of Common Stock at a price of $0.37883 per share of Common Stock through January 23, 2013 (the ‘‘Series B Preferred Warrants’’).

•	Warrants issued to the placement agent for the purchase of 2,204,386 shares of Common Stock at a price of $0.37883 per share of Common Stock through January 24, 2011 (the ‘‘Placement Agent Warrants’’).

•	Warrants issued originally by Aduromed which were converted to warrants of the Company issued to various parties for the purchase of 5,597,619 shares of Common Stock at prices varying from $0.05571 to $0.55710 per share of Common Stock through various dates, the latest of which is September 22, 2012 (the ‘‘Aduromed Warrants’’).

•	Options issued originally by Aduromed which were converted to options of the Company issued to various employees for the purchase of 10,477,774 shares of common stock varying from $0.05572 to $0.55710 per share of common stock through various dates the latest of which is September 22, 2012 (the ‘‘Aduromed Options’’)

Common Stock

Holders of the Company’s Common Stock are entitled to receive ratably, from funds legally available for the payment thereof, dividends when and as declared by resolution of the board of directors, subject to any preferential dividend rights which may be granted to holders of any preferred stock authorized and issued by the board of directors. No dividends have ever been declared by the Board of Directors on the Common Stock. Holders of the Company’s Common Stock do not have cumulative voting rights and are entitled to one vote per share on all matters to be voted upon by stockholders with the result that if the holders of more than 50% of the shares of Common Stock and the Series A and Series B Preferred Stock, they could elect all of the directors. See, however, "Merger of GDI and Aduromed", above, and reference thereunder to Amended and Restated Stockholders Agreement. The Common Stock is not entitled to preemptive rights and is not subject to redemption, including sinking fund provisions, or conversion. Upon the liquidation, dissolution or winding up of the Company, the assets, if any, legally available for distribution to stockholders, are distributable ratably among the holders of the Common Stock after payment of all classes or series of the Company’s preferred stock. All outstanding shares of the Common Stock are validly issued, fully-paid and nonassessable. The rights, preferences and privileges of holders of the Common Stock are subject to the preferential rights of all classes or series of preferred stock currently outstanding or issued in the future.

Aduromed, the Investors Group and persons holding a majority of the Common Stock have agreed that of the seven members on the Board of Directors of GDI such parties will cause five to be nominees of Damien R. Tanaka, and two to be nominees of the Preferred Holders. (See ‘‘Stockholders Agreement’’ below).

Preferred Stock

The board of directors of the Company has the authority, without further action by the stockholders, to issue from time to time, the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of the Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock. Additionally, as discussed below, the issuance of preferred stock with voting and/or conversion rights may adversely affect the voting power of the holders of the Common Stock, including the loss of voting control to others.

Series A Preferred Stock and Series B Preferred Stock

Dividends.    Holders of the Series A Preferred Stock and the Series B Preferred Stock are entitled to receive dividends out of funds legally available therefore at the annual rate of six percent (6%) of the price paid for each share of Series A Preferred Stock and Series B Preferred Stock ($0.31755) payable on each March 15 and September 15. Dividends are cumulative on a daily basis and unpaid dividends will be compounded on each payment date.

Voting.    Each share of Series A Preferred Stock and Series B Preferred Stock is entitled to one vote equally with a share of Common Stock on all matters on which holders of Common Stock are entitled to vote as if all three classes of stock are voting as one class. The Company may not, without the approval of the holders of more than fifty percent (50%) of each of the outstanding shares of the Series A Preferred Stock and Series B Preferred Stock, voting as separate classes: adversely alter the rights, preferences or privileges of the Series A Preferred Stock or Series B Preferred Stock, as the case may be; increase the authorized number of shares of Series A Preferred Stock or Series B Preferred Stock, as the case may be; authorize or issue any new class or series of the Company's capital stock or debt convertible into, exchangeable for or having option rights to purchase shares of such new class or series or reclassify any class or series of the Company's capital stock; increase the authorized number of members of the Company’s board of directors; amend or repeal any provision of, or add any provision to, the Company's certificate of incorporation, certificates of designations or bylaws in a manner that adversely affects the rights of the holders of Series A Preferred Stock or the Series B Preferred Stock; pay or set aside funds for the payment of any dividends or make any distributions on any of the Company's capital stock (other than the Series A Preferred Stock or the Series B Preferred Stock); engage, or permit any of its subsidiaries to engage, in any transaction with an affiliate of the Company or any of its subsidiaries, or an affiliate of any such person; make, or permit any of its subsidiaries to make, any material change, directly or indirectly, in the nature of the Company's or such subsidiary's business; incur or become liable for, or permit any of its subsidiaries to incur or become liable for, through guarantees or otherwise, directly or indirectly, any indebtedness in excess of $5 million in the aggregate at any one time outstanding (calculated on a consolidated basis for the Company and its subsidiaries); for so long as the outstanding shares of Series A Preferred Stock and Series B Preferred Stock shall collectively represent 5% of the outstanding shares of capital stock of the Company or any successor entity thereto (calculated on a fully diluted basis), engage, or permit any of its subsidiaries to engage, in any merger, consolidation, acquisition, recapitalization, joint venture or partnership; directly or indirectly dispose of all of the equity interests in any of its direct or indirect subsidiaries or directly or indirectly dispose of all or substantially all of the assets of the Company or any of its direct or indirect subsidiaries; authorize, approve or implement any employee option plan or similar employee equity program; permit any of its subsidiaries to issue any of its capital stock or other equity securities to any person or entity other than the Company or any of the Company's wholly-owned subsidiaries or otherwise engage in any transaction, or permit any of its subsidiaries to engage in any transaction, which results in the Company ceasing to directly or indirectly own 100% of the issued and outstanding capital stock and other equity securities of direct or indirect subsidiary of the Company; enter into, or permit any of its subsidiaries to enter into, any contract or other agreement to consummate any of the foregoing.

Conversion.    Each share of Series A Preferred Stock and Series B Preferred Stock shall be convertible, at the option of the holder thereof upon exercise, without the payment of additional consideration, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the price paid for each share of Series A Preferred Stock and Series B Preferred Stock ($0.31755) by the conversion price (the original purchase price, subject to adjustment, among other things, for the issuance of any shares of Common Stock at a price below the price paid for the Series A Preferred Stock or Series B Preferred Stock). Under certain circumstances the Company may cause the conversion of all, but not less than all, of the Series A Preferred Stock and/or the Series B Preferred Stock into Common Stock provided that the closing price of the Common Stock has exceeded the conversion price of the Series A Preferred or the Series B Preferred Stock, as the case may be, by four times for at least twenty (20) trading days in a period of thirty (30) consecutive trading days.

Liquidation Rights.    Upon the liquidation or dissolution of the Company the holders of Series A Preferred Stock and Series B Preferred Stock shall be entitled to receive out of the Company's assets, pari passu, for each share of Series A Preferred Stock and Series B Stock outstanding at the time thereof, distributions in the amount of $0.31755 (subject to adjustment from time to time as a result of a stock split, stock combination or any other similar event) plus an amount equal to all accumulated but unpaid dividends thereon, whether or not declared.

There are no redemption rights or sinking fund provisions with respect to the Series A Preferred Stock or the Series B Preferred Stock.

Series A Preferred Warrants and Series B Preferred Warrants

Holders of Series A Preferred Warrants, all of which are immediately exercisable, are entitled to purchase up to the number of shares of Common Stock that equal the number of shares of Series A Preferred Stock and Series B Preferred Stock originally issued. The exercise price is $0.37883 per share. Both the exercise price and the number of shares of Common Stock may be adjusted for certain events such as stock splits and the issuance of shares of Common Stock for a price less than the exercise price. The Series A Preferred Warrants are exercisable until September 30, 2012. The Series B Preferred Warrants are exercisable until January 24, 2013.

Placement Agent Warrants.    Holders of the Placement Agent Warrants, which are immediately exercisable, are entitled to purchase up to 2,204,386 shares of Common Stock at a an exercise price of $0.37883 per share. The Placement Agent Warrants are exercisable until January 24, 2011.

Aduromed Warrants.    Prior to the Merger, Aduromed had issued a number of warrants, all of which are immediately exercisable, at various exercise prices and with various exercise periods as follows:

Common Shares	Exercise Price Per Warrant ($ Per Share)	Termination Date
897,500	0.05571	9/22/2012
89,750	0.33426	3/23/2008
1,567,844	0.55710	9/22/2007
161,550	0.55710	5/27/2008
89,750	0.55710	10/30/2007
314,125	0.55710	3/19/2008
852,625	0.55710	6/08/2008
188,475	0.55710	12/14/2007
359,000	0.55710	7/31/2010
1,077,000	0.55710	8/01/2010
5,579,619

All the Aduromed Warrants were converted to Company warrants at the time of the Merger. With the exception of termination dates, exercise rights, and amounts of Common Shares that may be acquired thereunder, all the Aduromed Warrants have the same terms and conditions.

LEGAL MATTERS

Stairs Dillenbeck Finley, New York, New York will pass upon the validity of the Common Stock being offered hereby. James M. Rae, Esq., of counsel to the firm, beneficially owns 134,625 shares of Common Stock of the Company.

EXPERTS

The consolidated financial statements for fiscal year 2005, which have been audited by Child, Van Wagoner & Bradshaw, PLLC, an independent registered public accounting firm, and consolidated financial statements for fiscal year 2004, which have been audited by Amper, Politziner & Mattia, P.C., an independent registered public accounting firm, to the extent and for the periods set forth in their respective reports appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing. On January 24, 2006, Amper, Politziner & Mattia, P.C. ceased serving as our accountants.

SECURITIES AND EXCHANGE COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Certificate of Incorporation of the Company requires it to indemnify its officers, directors, employees and agents against certain liabilities incurred by them in those capacities if they acted in good faith and reasonably believed their conduct was in the best interests of the Company or not opposed to it. The Company is also required to indemnify a person who is or was a director, officer, employee or agent of the Company and who was successful, on the merits or otherwise, in defense of any proceeding to which he was a party, against reasonable expenses, which include attorneys' fees, incurred by him or her in connection with the proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company under the provisions discussed in the previous paragraph, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

ORGANIZATION WITHIN LAST FIVE YEARS

No transaction, proposed transaction or series of transactions occurred in the last two years and through the date of this filing directly or indirectly, between the Company and any director or executive officer that exceeded $60,000 during the last two years.

DESCRIPTION OF BUSINESS

Company Activities Prior to Merger.    GDI has been inactive since 1993. In August, 1996 it filed a petition under Chapter 11 of the Federal Bankruptcy Code, and the Company's Chapter 11 reorganization plan was confirmed by the court in 1998. In 1999 three investors purchased controlling interest in the Company and on October 18, 2005 sold their interest to HCC, a Texas corporation, in exchange for cash of $198,199.47, the source of which was HCC's working capital.

During the past three years, until the acquisition of controlling interest by Halter Capital Corporation, GDI had no material assets and has been managed by Asset Value Fund Limited Partnership, one of the three investors that had acquired control of the Company in 1999. For its services to the Company, Asset Value Fund had been paid a fee at the annual rate of $48,000 in each of 2003, 2004 and 2005. These services included, among other things, filings with the SEC, negotiations, evaluating merger and acquisition proposals, accounting and shareholder relations. Since confirmation of the Company's Chapter 11 reorganization plan in 1998 the Company has not been party to any bankruptcy, receivership or similar proceeding.

Recapitalization of the Company.    On or about October 31, 2005 the Company filed a Certificate of Amendment to its Certificate of Incorporation providing for an increase in the number of its authorized shares of Common Stock from 12,000,000 to 140,000,000 of which 100,000,000 are shares of Common Stock and 40,000,000 of which are shares of Preferred Stock, each with a par value of $0.0001 per share.

Reverse Split of Common Stock.    On or about October 31, 2005 the Company effected a 1:5 reverse split of its Common Stock such that one new share of Common Stock was issued for every five (5) shares held by each shareholder of record on October 28, 2005, with fractional share holdings being ‘‘rounded up’’ to a full share. On January 23, 2006, Certificates of Designations were filed with the Delaware Secretary of State creating 6,263,702 shares of a new Series A Preferred Stock and 15,780,160 shares of a new Series B Preferred Stock.

Issuance of Common/Series A Preferred Shares and Series A Warrants Pursuant to Merger.     On January 23, 2006, the Merger was effected. Pursuant to the terms of the Merger, each holder of a share of Aduromed's common stock (par value $0.01 per share) of Aduromed became entitled to 1.795 shares of the Company's Common Stock, and each holder Aduromed's series A preferred stock (par value $0.01 per shares) became entitled to 1.795 shares of the Series A Preferred Stock. In addition, warrants previously issued to the Preferred Holders entitling them to purchase a total of 3,489,527 shares of common stock at $0.68 per share were converted into Company warrants (‘‘Series A Investor Warrants’’) to purchase 6,263,700.97 shares of its Common Stock at $0.37883 per share.

Other Warrants.    Pursuant to the Merger Agreement, upon the effective date of the Merger on January 23, 2006, all warrants issued by Aduromed then outstanding (‘‘Aduromed Warrants’’) were converted into warrants issued by the Company to purchase its shares of Common Stock at a conversion rate of 1.795 shares of the Common Stock for each share covered by the Aduromed Warrants with an exercise price per share reduced by a corresponding factor of 1.795.

Post Merger Issuance of Series B Preferred Stock and Warrants.    Under the terms of the Merger the Company agreed to assume the obligations of Aduromed under the securities purchase agreement, dated as of September 30, 2005, between the Preferred Holders and Aduromed as amended by the Amended and Restated Securities Purchase Agreement dated as of January 23, 2006; and, pursuant thereto, on January 23, 2006 the Company issued 15,780,160 shares of its Series B Preferred Stock and 15,780,160 warrants (‘‘Series B Investor Warrants’’), each to purchase 15,780,160 shares of the Common Stock at $0.31754 and $0.37883 per share, respectively, to the Preferred Holders in consideration for its investing an additional $5,010,970.04 in the Company. (The Series A Investor Warrants and the Series B Investor Warrants are hereinafter referred to collectively, as the ‘‘Investor Warrants’’.)

Development of Business of Aduromed Prior to Merger.    The Aduromed Business has, since its inception, been to develop a market for promoting solutions for managing medical waste on site including designing, selling, installing and servicing on site (i.e., ‘‘in situ’’) turnkey systems to treat infectious, regulated medical waste (‘‘RMW’’), and to provide these systems to hospitals and other medical facilities as efficient, safe, cost effective and legally compliant solutions to incineration, off site hauling of untreated waste and other alternative treatment technologies and methodologies.

Aduromed was formed in 1997 as a Connecticut limited liability company by Mr. Damien R. Tanaka and two investors/members under the name ‘‘Automated Process LLC.’’

In September, 2002, (i) the two investors/members withdrew from active participation in the business, (ii) the Connecticut limited liability company was reorganized as a Delaware business corporation, changing its name to ‘‘Aduromed Corporation’’ and (iii) several third parties invested funds in Aduromed for working capital purposes to become minority shareholders, warrant holders and creditors.

On September 23, 2005, Aduromed filed its Amended and Restated Certificate of Incorporation with the Delaware Secretary of State by which it authorized 50,000,000 shares of common stock (par value $0.01 per share) and 20,000,000 shares of preferred stock (par value $0.01 per share); and on October 3, 2005, it filed a Certificate of Designations of Series A Preferred Stock with the Delaware Secretary of State. On October 5, 2005 it issued 3,489,527 shares of its series A preferred stock and warrants covering 3,489,527 shares of its common stock to the Preferred Holders in consideration for their investment in the company of $1,989,030.39.

Neither Aduromed nor its predecessor has ever been the subject of any bankruptcy, receivership or similar proceeding.

Other than (i) its transition from a Connecticut limited liability company to a Delaware corporation in September, 2002, (ii) the increase in its authorized shares of common stock in September 2005, (iii) the authorization of preferred stock and issuance of its series A preferred in October, 2005 and (iv) its Merger with the Company on January 23, 2006, it has not been a party to any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Following the Merger and the issuance of the Company's Series B Preferred Stock, Mr. Tanaka held, beneficially and of record, a total of 19% of the voting shares of the Company's outstanding stock consisting of 8,257,000 shares of its Common Stock, and the Preferred Holders held, beneficially and of record, a total of approximately 51% of the voting shares of the Company's outstanding stock consisting of 6,263,702 shares of its Series A Preferred Stock and 15,780,160 shares of its Series B Preferred Stock.

The Company

On January 23, 2006, Aduromed became the wholly owned subsidiary of GDI. Aduromed, the operating unit of GDI following the merger, is in the business of design, fabrication and installation of systems for treatment and disposal, in situ, of regulated medical waste (RMW). Its principal product is the Aduromed MedClean™ series systems. With the transaction, GDVC raised $7 million in equity financing.

Aduromed, formed in 1997, provides MedClean™ systems to hospitals and other medical facilities as efficient, safe, cost effective and legally compliant solutions to incineration, off site hauling of untreated waste and other alternative treatment technologies and methodologies.

Aduromed, through its strong supplier and client base, is positioned for significant growth in the medical waste industry. Aduromed is one of the largest modern day providers of systems for the on-site treatment, process and safe disposal of RMW. The current US medical waste market is estimated to be $1.7 billion and is expected to grow to $2.3 billion by 2010. Source: U.S. Waste Management and Disposal, Frost & Sullivan, 2003.

Products and Services.    The Aduromed MedClean™ system employs the following equipment and machinery:

•	an autoclave vessel to sterilize the medical waste;

•	a shredding device, the MedClean™ Shredder, to convert sterilized waste material into a harmless, non-recognizable confetti-like material qualifying the end product as safe municipal solid waste,

•	a unique AutoTouch™ control station with software and hardware components that integrate and bundle all operating and data recording functions into a system complying with regulatory requirements for conversion and disposal of medical waste, including real time centralized monitoring of the system's functions,

•	a material transporter to mechanically transport the processed waste from shredder to the municipal solid waste compacting dumpster, and

•	a QuietCart™ transport cart system to facilitate a single source containerization of the infectious waste from generation, sterilization, processing and return for refill without need for human interaction for ultimate operator safety

The control panel of the AutoTouch™ Control Station assures regulatory compliance of the system by means of proprietary software. The software prevents any deviation from the step-by-step processing of the waste, requires insertion of codes by operators to access the system and monitors and records on a real time basis. It governs the various aspects of the system's processes, including the load weight during each cycle and the calculation and employment of the proper sterilization parameters of weight, pressure, temperature and time. The ability to shortcut or over-ride any of the steps in the waste conversion process is circumscribed by the features of the control panel and its software.

Operation of the system through the control panel is simple, since it dictates each step to be taken, once the operator enters the appropriate codes to open up the control screen, and prohibits the ability of an operator to short cut the required steps and procedures. Relatively little instruction is required of the operator. A tutorial is offered by the software through the control panel, and an operator can be fully trained within a few hours. The AutoTouch™ control system can communicate in multiple languages, including English and Spanish.

The AutoTouch™ software permits real time centralized monitoring of all the functions and uses of each system by Aduromed. Additionally, the centralized monitors track proper operation of a particular system. They also alert Aduromed to the need to provide clients with supplies and preventative maintenance visits.

The AutoTouch™ control panel and software are proprietary properties of Aduromed and unique within the industry.

Consumable supplies, which Aduromed sells periodically to its customers, include liners for Aduromed's proprietary QuietCart™, deodorizing pellets and liquids for use in the autoclave, paper print rolls for recording data emanating from the control panel and high temperature lubricants for the systems' machinery and equipment. The cutting blades and other parts for the shredders must be replaced from time to time and are purchased through Aduromed as the exclusive distributor to hospital and medical facilities for Weima America Incorporated.

The series of MedClean™ systems offered by Aduromed includes:

•	MC4 Series: Capacity — 300 to 600 pounds per cycle, up to 1,100 tons per year typically used in hospital facilities with up to 500 beds.

•	MC5 Series: Capacity — 450 to 900 pounds per cycle, up to 1,750 tons per year to be used in hospital facilities with up to 1,500 beds.

•	MC7 Series: Capacity — 2,500 to 5,000 pounds per cycle, with up to 9,500 tons per year, suited for very large or co-located hospital campus settings or off-site treatment facilities.

The designed capacities of the respective systems may be increased or reduced to allow for the needs of the particular medical facility by extending or contracting the overall length of the autoclave. Each processing cycle is approximately 45 to 60 minutes in duration.

The sales price for design and installation of a MedClean™ system has averaged approximately $450,000.

Purchasers of MedClean™ systems include the following medical facilities:

•	City of Hope National Medical Center, California

•	Presbyterian Intercommunity Hospital, California

•	Valley Health System, California

•	Hospital of Saint Raphael, Connecticut

•	Yale University School of Medicine, Connecticut

•	Memorial Medical Center, Illinois

•	South Shore Hospital, Massachusetts

•	Faxton-St. Luke’s Healthcare, New York

•	Maimonides Medical Center, New York

•	Hospital Damas, Puerto Rico

•	Rhode Island Hospital, Rhode Island

Management’s Discussion and Plan of Operation

The medical waste treatment market is a subset of the general waste remediation market, which is comprised of the following segments by type of waste:

•	Hazardous Waste

•	Medical Waste

•	Chemical Waste

•	Toxic Waste

•	Low-level Nuclear Waste

•	Nuclear Waste

The Medical Waste SegmentCompetitive Business Conditions.    Prior to recent governmental proscriptions, particularly the federal Clean Air Act Amendments in 1990, RMW had been disposed mainly through the use of off-site hauling contractors and by incineration. Presently, in the U.S. many different types of technologies have been introduced to meet the new regulatory requirements for disposal of RMW by a technologically simple, low cost, non-toxic and operationally simple method. The MedClean™ system offers this solution with its unique design and methodology that puts it in cost effective mode superior to any of its competitors for use by hospitals and comparably-sized medical facilities. The system lends itself to fitting a variety of spaces and configurations within these facilities that pre-empt many of the competitors' products that are pre-packaged to rigid size specification and configurations. Further, in contrast to some of the other competitors, MedClean™ systems are approved for use throughout the United States and Canada, thereby providing continuity of product wherever installed in those jurisdictions.

Disinfectant.    This process involves the simultaneous shredding and disinfecting of the infectious medical waste. The process can only handle small batches in each cycle and has a capacity of approximately 70 to 400 pounds a day, which is not sufficient to handle the overall requirements of most hospitals ranging from 500 to 9,000 pounds per day.

Chemical Reagents.    The use of chemical reagents runs afoul of the federal laws and regulations of the EPA that classify the chemicals involved as ‘‘pesticides’’. Also, there is considerable limitation on the volumes that can be treated by this method. It is not suitable for disposal of infectious medical waste generated by hospitals and other large medical facilities since it does not have the capacity to handle such volumes.

Microwave Technology.    Microwave technology is a process of disinfection that exposes material to moist heat generated by microwave energy. The waves of microwave energy operate at a very high frequency of around 2.45 billion times per second. This generates the heat needed to elevate the temperature of moisture-laden materials to carry out the disinfection process at a temperature between 95 and 100 degrees centigrade. Use of this technology requires that proper precautions be taken to exclude the treatment of hazardous material so that toxic emissions do not occur. The complete unit must also be operated under negative pressure as infectious waste is normally shredded prior to disinfection and may create conditions where infection can be transformed into an aerosol prior to treatment. Also, offensive odors may be generated around the unit. The capital cost for this type of system is relatively high.

Thermal Processes.    Thermal processes are dry heat processes and do not use water or steam, but forced convection, circulating heated air around the waste or using radiant heaters. Companies have developed both large and small dry-heat systems, operating at temperatures between 350°F-700°F. Use of dry heat requires longer treatment times with precautions required to prevent potential combustion of the waste material during each cycle.

High Heat Thermal Processes (Pyrolysis).    A pyrolysis system would involve chemical decomposition of organic medical waste by intense heat (at least 800 degrees F) in an anaerobic atmosphere that produces combustible gases, including carbon monoxide, hydrogen and methane. These gases must be flared off or treated in a secondary combustion chamber. Particulate removal equipment such as fabric filters or wet scrubbers would also be required. The use of a pyrolysis system has not been commercialized as a method for converting infectious medical waste.

Radiation.    Electron beam technology creates ionized radiation, damaging cells of microorganisms. Workers must be protected with shields and remain in areas secured from the radiation.

Chemical Technologies.    Disinfecting chemical agents that integrate shredding and mixing to ensure adequate exposure are used by a variety of competitors. Chlorine based chemicals, using sodium hypochlorite and chlorine dioxide, are somewhat controversial as to their environmental effects and their impact on wastewater. Non-chloride technologies are varied and include parasitic acid, ozone gas, lime based dry powder, acid and metal catalysts as well as alkaline hydrolysis technology used for tissue and animal waste.

Among Aduromed's competitors are Caprius, Inc. Stericycle, Inc., Steris Corporation, Sanitec, Inc., San-I-Pak, and Tempico Inc.

Competitive Superiority of the MedClean™ System

Seizing the opportunity afforded by the regulatory changes and pricing pressures in the RMW industry, Aduromed is in a position to meet its competition with its low cost, technically simple, easily operated system that converts relatively large volumes of RMW on site into an un-recognizable confetti-like material meeting all necessary requirements and qualifications necessary to be considered municipal solid waste under all federal, state and local standards.

Safety.

(a)    No need to manually pack containers of RMW for pick-up by outside contractor.

(b) No need to transport untreated RMW through public thoroughfares.

(c)	Environmentally sound approach — sterilizes and shreds the RMW to non-recognizable municipal solid waste.

Labor.

(a)	No handling of the RMW once waste is deposited into the QuietCart™ at the point of generation with the waste treated and processed as municipal solid waste without operator contact.

(b) No need to administer and track RMW that is shipped from the facility

(c) Ease of use

Convenience.

(a) Easily installed requiring only steam, electricity, water and sewage outlet

(b) QuietCarts™ can fit through regular doorway.

(c) Limited training required for operators.

Cost Saving.

(a) Less labor time

(b)    No transportation costs to an off-site location for treatment and disposal

(c) Capital financing available

Compliant with Federal and State Regulations.    Enable RMW generating facilities to replace existing systems or methodologies while meeting federal, state and local environmental as well as health regulations.

These features are intended to make the use of the MedClean™ systems very attractive for hospital and similar-sized medical facilities.

Frost and Sullivan Report.    Frost & Sullivan, founded in 1961, is a market consulting business located in New York City that publishes market consulting information and intelligence on emerging high-technology and industrial markets. Frost & Sullivan issued an analytical marketing report covering the medical waste treatment industry in 2004. In conjunction with the issuance of this report it awarded Aduromed the ‘‘2004 Frost & Sullivan Award for Customer Service Leadership in the U.S. Medical Waste Treatment Market’’. It found that Aduromed had ‘‘...shown tremendous responsiveness to customer needs and ha[d] continually focused on long and short-term customer profitability goals. In addition, the recipient company demonstrated flexibility in tailoring their product offerings to suit customer businesses.’’

Sources and Availability of Raw Materials and Names of Principal Suppliers

Generally, access to raw materials and third party fabricators for the MedClean™ Systems is available from multiple sources that allow Aduromed flexibility of choice.

The various equipment components of the systems are supplied by the following principal suppliers:

•	Autoclave tank:	SteelCraft Industries Limited

•	Shredder:	Weima America Corporation

•	Aluminum QuietCarts™:	Specialty Metal Products, Inc.

•	Plastic Cart Liners:	MPF, Inc.

The hardware for the control panel are stock items that may be purchased from any number of distributors for such manufacturers as Schneider Electric SA (Square D™), Siemens Corporation and Eaton Electric Corporation (Cutler Hammer™). The software for the control panel is a proprietary property of Aduromed.

Dependence on a Few Major Customers

It is anticipated that between 40% and 60% of the prospective business of Aduromed during the ensuing six years will be derived from Aramark clients pursuant to the Aramark Agreement. See ‘‘Aramark Agreement’’. Aramark manages approximately 1,300 hospitals throughout the United States. While there is no assurance of the actual number of Aramark clients that will purchase Aduromed's MedClean™ systems and services, it is estimated that approximately 400 hospitals could be purchasers in the next six years.

Prior to its arrangement with Aramark, the Company's business had been with independent hospital and other medical facilities principally in the Northeast and California.

The Environmental Protection Agency (‘‘EPA’’) defines medical waste as any solid waste that is generated in the diagnosis, treatment and immunization of human beings or animals, in research pertaining thereto, or in the production or testing of biologicals, including but not limited to:

•	Soiled or blood soaked bandages

•	Culture dishes and other glassware

•	Discarded surgical gloves — after surgery

•	Discarded surgical instruments — scalpels

•	Needles — used to give shots or draw blood

•	Cultures, stocks, swabs used to inoculate cultures

•	Removed body organs — tonsils, appendices, limbs etc

•	Lancets — the little blades with which the doctor pricks the finger in order to draw blood

Need for Government Approval of Products and Services

Aduromed manufactures and sells on-site turnkey systems (the MedClean™ system) that sterilize RMW by sterilization in an autoclave chamber and subsequent shredding of the material enabling the customer to dispose of the residue as municipal solid waste. The operation of the MedClean™ system and the disposal of the waste are the responsibility of the customer. As a result, Aduromed is not subject to the multitude of governmental regulations that typify the handling and disposition of solid waste. Virtually all of Aduromed's competitors are subject to one or more of the various regulatory regimes associated with the medical waste disposal business as the systems and services offered by these competitors involve incineration, chemical treatment or transportation of medical waste.

In order to appreciate the competitive landscape it is important to understand the regulatory environment governing the handling and disposition of RMW since the costs of complying with these regulations and the consequences of non-compliance are significant and a driving force in the economies of the competitive industry.

Federal Regulation.    There are at least four federal agencies that have authority over RMW. These agencies are the EPA, the Occupational Safety and Health Administration (‘‘OSHA’’), the U.S. Department of Transportation (the ‘‘U.S. DOT’’) and the U.S. Postal Service. These agencies regulate RMW under a variety of statutes and regulations.

Medical Waste Tracking Act of 1988 (‘‘MWTA’’).    In the late 1980s, the EPA outlined a two-year demonstration program pursuant to MWTA, which was added to the Resource Conservation and Recovery Act of 1976. The MWTA was adopted in response to health and environmental concerns over RMW after medical waste washed ashore on beaches, particularly in New York and New Jersey, during the summer of 1988. Public safety concerns grew following media reports of careless management of medical waste. The MWTA was intended to be the first step in addressing these problems. The primary objective of the MWTA was to ensure that RMW which were generated in a covered state and which posed environmental problems, including an unsightly appearance, were delivered to disposal or treatment facilities with minimum exposure to waste management workers and the public. The MWTA's tracking requirements included accounting for all waste transported and imposed civil and criminal sanctions for violations.

In regulations implementing the MWTA, the EPA defined medical waste and established guidelines for its segregation, handling, containment, labeling and transport. The MWTA demonstration program expired in 1991, but the MWTA established a model followed by many states in developing their specific medical waste regulatory frameworks.

Clean Air Act Regulations.    In August 1997, the EPA adopted regulations under the Clean Air Act Amendments of 1990 that limit the discharge into the atmosphere of pollutants released by medical waste incineration. These regulations required every state to submit to the EPA for approval a plan to meet minimum emission standards for these pollutants. See ‘‘State and Local Regulation’’ below.

Occupational Safety and Health Act of 1970.    The Occupational Safety and Health Act of 1970 authorizes OSHA to issue occupational safety and health standards. OSHA regulations are designed to minimize the exposure of employees to hazardous work environments. These regulations govern, among other things:

•	exposure to blood borne pathogens and other potentially infectious materials;

•	lock out/tag out procedures;

•	medical surveillance requirements;

•	use of respirators and personal protective equipment;

•	emergency planning;

•	hazard communication;

•	noise;

•	ergonomics; and

•	forklift safety.

Resource Conservation and Recovery Act of 1976 (‘‘RCRA’’).    In 1976, Congress passed RCRA, as a response to growing public concern about problems associated with the handling and disposal of solid and hazardous waste. RCRA required the EPA to promulgate regulations identifying hazardous wastes. RCRA also created standards for the generation, transportation, treatment, storage and disposal of solid and hazardous wastes. These standards included a documentation program for the transportation of hazardous wastes and a permit system for solid and hazardous waste disposal facilities. RMW is currently considered non-hazardous solid wastes under RCRA. However, some substances collected by some of Aduromed's customers, including photographic fixer developer solutions, lead foils and dental amalgam, are considered hazardous wastes.

Aduromed's customers use landfills operated by parties unrelated to Aduromed to dispose of treated medical waste from medical facilities and for the disposal of incinerator ash and autoclaved waste. Aduromed does not own or operate any landfills. Waste is not regulated as hazardous under RCRA unless it contains hazardous substances exceeding certain quantities or concentration levels, meets specified descriptions, or exhibits specific hazardous characteristics. Following treatment, waste from Aduromed's MedCleanTM systems is disposed of as non-hazardous waste.

DOT Regulations.    The U.S. DOT has put regulations into effect under the Hazardous Materials Transportation Authorization Act of 1994 which requires customers to package and label RMW in compliance with designated standards, and which incorporate blood-borne pathogens standards issued by OSHA. Under these standards, customers must, among other things, identify packaging with a ‘‘biohazard’’ marking on the outer packaging, and medical waste containers must be sufficiently rigid and strong to prevent tearing or bursting and must be puncture-resistant, leak-resistant, properly sealed and impervious to moisture.

DOT regulations also require that a transporter be capable of responding on a 24-hour-a-day basis in the event of an accident, spill, or release to the environment of a hazardous material.

Comprehensive Environmental Response, Compensation and Liability Act of 1980 (‘‘CERCLA’’).    CERCLA, established a regulatory and remedial program to provide for the investigation and cleanup of facilities that have released or threaten to release hazardous substances into the environment. CERCLA and state laws similar to it may impose strict, joint and several liability on the current and former owners and operators of facilities from which releases of hazardous substances have occurred and on the generators and transporters of the hazardous substances that come to be located at these facilities. Responsible parties may be liable for substantial site investigation and cleanup costs and natural resource damages, regardless of whether they exercised due care and complied with applicable laws and regulations. If a customer were found to be a responsible party for a particular site, it could be required to pay the entire cost of the site investigation and cleanup, even though other parties also may be liable.

United States Postal Service.    Customers must obtain permits from the U.S. Postal Service to conduct programs, pursuant to which they mail approved ‘‘sharps’’ (needles, knives, broken glass and the like) containers directly to treatment facilities.

State and Local Regulation.    Each state has its own regulations related to the handling, treatment and storage of medical waste. Although there are many differences among the various state laws and regulations, many states have followed the medical waste model under the MWTA and have implemented programs under RCRA. State agencies involved in regulating the medical waste industry are frequently the departments of health and environmental protection agencies. In addition, many local governments have ordinances, local laws and regulations, such as zoning and health regulations, including ordinances relating to the disposition of sterilized effluents into sewage systems and municipal disposal sites which affect our customers' operations.

States usually regulate RMW as a solid or ‘‘special’’ waste and not as a hazardous waste under RCRA. State definitions of medical waste include:

•	microbiological waste (cultures and stocks of infectious agents);

•	pathology waste (human body parts from surgical procedures and autopsies);

•	blood and blood products; and

•	sharps.

Most states require segregation of different types of medical waste at the hospital or other location where they were created. A majority of states require that the universal biohazard symbol or a label appear on medical waste containers. Storage regulations may apply to the party generating the waste, the treatment facility, the transport vehicle, or all three. Storage rules seek to identify and secure the storage area for public safety as well as set standards for the manner and length of storage. Many states require employee training for safe environmental cleanup through emergency spill and decontamination plans. Many states also require that transporters carry spill equipment in their vehicles. Those states whose regulatory framework relies on the MWTA model have tracking document systems in place.

Pursuant to medical waste incinerator regulations adopted by the EPA in 1997, every state was required by September 1998 to adopt a plan to comply with federal guidelines which, among other things, limit the release of some airborne pollutants from medical waste incinerators to levels prescribed by the EPA. Each state's implementation plan must be at least as restrictive as the federal emissions standards.

Until the effectiveness of the regulations promulgated by the EPA in 2002 with respect to certain emissions (see ‘‘Effect of Regulations on the Company's Business’’ below) RMW was disposed of on-site at large and small medical and related facilities by incineration. As a consequence of these regulations, healthcare facilities were required to find other means of disposing of waste. Many of them opted to utilize waste haulers, which is the most expensive and regulated method.

Effect of Regulation on Aduromed's Business.    Aduromed operates its business to enable its customers to dispose of RMW in the most efficient, economical manner in compliance with U.S. federal, state and local laws and regulations.

Because Aduromed sells its turn-key systems to its customers and does not, itself, haul RMW or incinerate RMW, it is not currently subject to government regulation in this regard nor is it required to obtain any permits with respect to the manufacture and sale of its products.

Prior to 2002, the principal method of disposing of most RMW was through on-site incineration. Because of the promulgation of regulations by the Environmental Protection Agency that came into effect on September 15, 2002, setting minimum emission limits for RMW incinerators for such pollutants as dioxins, nitrogen oxides, lead, cadmium and mercury, the use of on-site incinerators in the U.S. has drastically diminished. As a consequence, the methods of on-site disposal of RMW have been limited to steam sterilization, chemical treatment and microwave.

By contrast many of Aduromed's competitors in the business of disposing of RMW, including our largest competitor, Stericycle, are subject to extensive federal, state and local regulation. See ‘‘Federal Regulation’’ and ‘‘State and Local Regulation’’ above.

The following table shows the types and number of sites in the United States which must comply with EPA mandates.

Waste Generators	# of Sites
Hospitals	11,500
Labs	27,000
Clinics	32,000
Physicians	187,000
Extended Care Facilities	23,000
Dentists	46,000
Veterinarians	17,500
Others	38,000
Total	382,000

Source: Leading Medical Waste Generators, Arthur D. Little, 1990.

The market for medical waste treatment is segmented by customer size: Large Quantity Generators (‘‘LQGs’’), those who generate 2,000 lbs. or more of waste a month, and Small Quantity Generators (‘‘SQGs’’), those who generate less. LQGs generally consist of hospitals, nursing homes, clinics, medical groups, county or city health departments and laboratories. SQGs are represented by physicians, dentists and veterinarians in private practice, of which physicians generate the highest percentage of waste.

The table below highlights the market opportunity available to Aduromed:

On-Site Medical Waste Treatment
Equipment Market

	Small Quantity Generators	Large Quantity Generators
# of Sites	370,500	11,500
% Using Haulers	100%	85%
Aduromed Targets	185,000	3,000
Avg Rev per Target	$25,000	$450,000
Target Market	$4.6 billion	$1.3 billion
10% Aduromed Penetration	$460 million	$135 million

We currently address the LQGs with our MedClean™ 4, 5 and 7 Series Systems. These systems, when compared to the cost of outside hauling, can pay for themselves in 1 to 3 years and then provide significant subsequent annual operating savings. For a 300-bed hospital, these savings can range from $250,000 to $300,000 per year. For a 750-bed hospital, the subsequent savings can be from $500,000 and higher per year.

Aduromed’s MedClean™ Systems are marketed directly by its sales and marketing group. The Vice President of Sales and Regional Directors cover the market. Prospective clients from identified potential facilities are shown existing client facilities in action. The exposure to facilities at satisfied Aduromed customers provides a testament for both the equipment and Aduromed’s capabilities. Each client is approached with a customized sales and marketing plan created to form a partnership that allows Aduromed to understand the customer’s needs, and to satisfy those needs with a targeted solution.

Cash expected to be generated from operating activities, together with funds available resulting from the proceeds of the investment represented by the Series A Preferred and Series B Preferred Stocks, are expected, under current conditions, to be sufficient to finance the Company’s planned operations over the next twelve months. Over that same period, the Company expects to make an investment of $250,000 in plant, property, and equipment.

As of February 28, 2006, the Company had a backlog of orders for MedClean Systems in the amount of $1,339,480.00.

We have a total of 17 employees, 16 full time and one part-time employee, of which 5 are executives of the Company. We intend on hiring additional staff to assist us with program management, installation, service and support staff. By the end of 2006 we estimate our employment level to be approximately 25 employees.

For SQGs there has been no realistic alternative to hauling, and any on-site solution has been too expensive. Because of this, the SQG market represents an opportunity for a correctly positioned and priced product — such as our MedClean™ 30 or MedClean™ 50 Series Systems, which are currently in development. These two systems are 12 to 18 months from market roll-out and are currently pending patents for their proprietary process. Initially, they will be targeted at Medical Laboratories and large clinics.

The Aramark Agreement

Aduromed entered into an agreement dated as of September 1, 2004 with Aramark Management Services Partnership, a Delaware limited partnership (‘‘Aramark’’) and an affiliate of Aramark Corporation, located in Philadelphia, Pennsylvania (the ‘‘Aramark Agreement’’). Aramark Corporation is a New York Stock Exchange listed company that is in the health care facilities management business, among other sectors. During 2004 Aramark managed 1,300 hospitals on four continents and had $10.2 billion in revenue and $263 million in net income.

The Aramark Agreement has a term of ten years (plus extensions as agreed between the parties; provided, however, that the Aramark Agreement can be terminated by Aramark or the Company for any reason on thirty (30) days notice). It also provides that Aduromed will sell its products and services on a preferred basis to health care facilities managed by Aramark, as requested by Aramark. These products include the equipment comprising the MedClean™ systems, namely, the autoclave, shredder, tipper, conveyor and carts, plus related supplies and replacement parts. The services include quarterly preventive maintenance of the MedClean™ systems and corrective maintenance for any non-functioning components. Aramark's clients will order Aduromed's products and services through Aramark who will be responsible to Aduromed for payment.

Under the agreement Aramark will pay Aduromed 45 days after invoice dates and, as to the MedClean™ system equipment, will pay in installments of 25% on receipt of a purchase order, 50% on delivery of the equipment and 25% upon commissioning the system.

Aduromed has agreed to provide ‘most favored nation’ treatment to Aramark. Further, it has agreed that, provided a certain revenue threshold has been met, it will not solicit business through hospital management companies that are competitors of Aramark, provided, nevertheless, that Aduromed will continue to have the right to solicit such business directly from hospitals that are managed by such competitors and from independent hospitals that Aramark has elected not to solicit as clients.

The Weima Agreement

Weima Distribution Agreement.    Aduromed is party to an agreement with Weima America, Inc., dated as of April 8, 2004, pursuant to which the Company has the exclusive distribution rights in the United States to Weima's four shafted ‘‘ZMK’’ and other shredder machines for use in medical waste markets (the ‘‘Weima Agreement’’).

This is the type of shredder used by Aduromed in its MedClean™ systems. The Weima Agreement may be terminated by either party on thirty (30) days notice.

Sales of MedClean™ Systems.    In the past two years, Aduromed has installed more than ten (10) systems and has accepted purchase orders for eight (8) more systems. The Company expects that sales will continue to increase beyond 2006. It is also anticipated that approximately 40% to 60% of the sales will be derived from the Aramark relationship over the next six years. Since sales of all systems of this type are accompanied by progress payments, it is expected that the Company can effect the sale and installation without additional capital infusion.

Description of Property

Offices of the Company.    The Company presently leases approximately 2,000 square feet of office space at 153 Greenwood Avenue, Bethel, Connecticut 06801 on a month-to-month basis at a rental of $2,020 per month.

The Company has negotiated an agreement to lease approximately 11,856 square feet of combined office and warehouse space on the upper level of a building at 3 Trowbridge Drive, Bethel, CT 06801 (the ‘‘Premises’’) for a term of ten (10) years commencing on or about April 1, 2006, when the Company would take occupancy of the Premises and its month-to-month tenancy of its existing office space would terminate. At the Company’s option, the term of lease of the Premises would be renewal for an additional five (5) years. Base rent is set at the rate of $8,151.00 per month with annual increases of 3% commencing after the second year. Additional rent would be charged on a ‘‘triple net’’ basis for taxes, insurance and utilities. The Premises would house all the Company’s administrative, engineering, product development and project management personnel, along with space for warehousing supplies.

In September, 2000 the Company closed its executive offices in King of Prussia, Pennsylvania, and on January 23, 2006, it closed its office in Frisco, Texas.

Certain Relationships and Related Transactions

Stockholders Agreement.    On January 23, 2006, the Company, Aduromed, and certain stockholders of the Company, consisting of all holders of the Company’s Series and Series B Preferred

Stock and persons owning a majority of the issued and outstanding Common Stock of the Company, (the ‘‘Stockholder Parties’’), entered into an Amended and Restated Stockholders Agreement (the ‘‘Stockholders Agreement’’) pursuant to which each of the Stockholder Parties agreed to vote all securities of the Company owned by it or him then or acquired thereafter at any regular or special meeting of the stockholders of the Company or in any written consent in lieu of a meeting so that (i) the number of directors of the Company would be seven; (ii) for so long as the holders of the Series A Preferred Stock and the Series B Preferred Stock owned at least 10% of the outstanding shares of the Company’s Common Stock (calculated as if the Series A Preferred Stock and Series B Preferred Stock converted into Common Stock and warrants to purchase Common Stock of the Company had been exercised) the election to the Board of Directors of the Company of at least two members designated by the holders of at least a majority of the outstanding shares of the Series A Preferred Stock and the Series B Preferred Stock and the appointment to each committee of the Board of at least one such director designated by the holders of the Series A and Series B Preferred Stock; (iii) for so long as Damien Tanaka is employed as the Chief Executive Officer of the Issuer, the election to the Board of five members designated by Damien Tanaka; and (iv) the boards of directors of each subsidiary of the Company would be comprised of the same persons that shall be from time to time members of the Board. The Stockholder Parties agreed to vote their shares at each regular or special meeting or in any written consent in lieu of a meeting of stockholders of the Company to ensure that the Company charter documents would not, at any time, conflict with the provisions of the Stockholders Agreement.

The Stockholder Parties include (i) the entities comprising the Preferred Holders as holders of the Series A and Series B Preferred Stock (ii) Damien R. Tanaka, the CEO and President of both the Company and Aduromed, as owner of the Company’s Common Stock, and (iii) Norman C. Kristoff and Paul C. Chan along with their wholly-owned limited liability company Delphinian Quest Advisors LLC, also as owners of the Company’s Common Stock.

In accordance with the Stockholders Agreement on January 24, 2006, the holders of shares of the Series A and Series B Preferred Stock designated Paul Farrell, Managing Director of Pequot Capital Management, and Philip Anderson, portfolio manager of Sherleigh Associates, Inc., and Mr. Tanaka designated himself and Messrs. Kevin T. Dunphy, Jay S. Bendis, Elan Gandsman and Ronald A. LaMorte as directors of the Company and Aduromed; and those designees were duly appointed as directors.

Subject to certain exceptions, under the Stockholders Agreement if the Company should propose to issue any securities, each holder of the Series A and Series B Preferred Stock would have 30 days from the date the Company notifies such holder to elect to purchase all of such holder’s pro rata share of the securities proposed to be issued at the price and upon the terms proposed to be offered to the third party. Any such securities that remain unsubscribed by another holder of the Series A or Series B Preferred Stock may be purchased on a pro rata basis by any other such holder that has elected to subscribe for its pro rata share of such securities. Subject to certain exceptions, the preemptive rights would terminate on the date on which the Company shall have consummated an underwritten public offering of its Common Stock, with an aggregate price to the public of not less than $50 million, and such Common Stock shall have been listed on a national securities exchange or the National Association of Securities Dealers National Market System.

Each of the Stockholder Parties agreed not to transfer its or his securities of the Company unless the transferee of such securities shall have agreed in writing to be bound by the terms of the Stockholders Agreement. The Stockholders Agreement provides that it may be amended upon the written consent of the Company and the holders of a majority of the shares held by the Stockholder Parties.

Prior Transactions with Officers of the Company and Aduromed

Mr. Timothy Hertweck, who was appointed Vice President Sales of Aduromed effective January 1, 2006, had previously been the President and Owner of Portfolio Management Associates, Inc., an Essex, Connecticut consulting firm, involved in merger, acquisition and turn-around situations.

In 2005 Portfolio Management was engaged by Aduromed to investigate its sales program including staffing and methodologies, for which Aduromed paid $22,500.

Mr. Robert Meyer was Managing Ppartner of Innovation, LLC in Wilton, Connecticut before joining Aduromed, effective January 1, 2006, as its Vice President Marketing. In the year 2005 Innovation, LLC, a consulting firm, had been retained by Aduromed to create a marketing plan that would comprise recommendations for project management, procurement, inventory control and after-market servicing. For such services Aduromed paid Innovation $82,327.00 in 2005.

In August, 2005 Mr. Meyer and his brother, John Meyer, each loaned $100,000 to Aduromed for which they each received a promissory note in the face amount of $100,000 (each repaid in 2006) plus 100,000 shares of Aduromed’s common stock (since converted into 179,500 shares of the Company’s common stock pursuant to the Merger) and warrants to purchase 200,000 shares of Aduromed’s common stock at $1.00 per share (since converted into warrants to purchase 179,500 shares of the Company’s Common Stock at $.5571 per share). As consideration for his effecting the placement of these loans in August, 2005, Mr. Meyer also received a placement fee of $20,000.

Mr. Birch was appointed Vice President Business Development in September, 2005. Prior thereto Sky King Enterprises, Inc., a Texas corporation owned by Mr. Birch had been retained initially to create a web site and to undertake other IT-related services for Aduromed, and later to consult with Aduromed’s CEO, Damien Tanaka, in connection with the negotiation and consummation of the Aramark Agreement. (See ARAMARK AGREEMENT below.)In years 2004 and 2005 Sky King Enterprises was paid $97,666.89 and $67,636.17, respectively, for these services. There are also outstanding advances to Mr. Birch, individually, in the aggregate amount $48,118 plus travel advances of $2,700 to cover his future travel expenses.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

The Company has never paid a dividend with respect to any of its securities. Its Common Stock is quoted on the NASDAQ OTC Bulletin Board under the symbol GDVC. The quotations reflect inter-dealer prices, without retail mark-up or commission and may not represent actual transactions. Information regarding the high and low bid information for the Company's Common Stock for each calendar quarter within the Company's past two fiscal years 2004 and 2003 may be found in the Company’s annual report filed as of March 31, 2005 with the SEC on Form 10-KSB (without giving effect to the recent 1:5 reverse split of the Company's Common Stock in November, 2005). The high and low bid information for the periods ending December 31, 2005 is as follows:

Quarter Ended (2005)

	High	Low
March 31	$1.30	$1.15
June 30	1.75	1.75
September 30	1.50	1.10
December 31	1.10	1.10

As of February 28, 2006 the Company had approximately 1,318 registered holders of record of common stock. Some of those registered holders are brokers who are holding shares for multiple clients in street names. Accordingly, the Company believes the number of actual shareholders of common stock exceeds the number of registered holders of record.

The Company has never paid any cash or stock dividends. The Company presently intends to reinvest earnings, if any, to fund the development and expansion of the Company and therefore, does not anticipate paying dividends on common stock in the foreseeable future. The declaration of dividends will be at the discretion of the Board of Directors and will depend upon the Company’s earnings, financial position, general economic conditions and other pertinent factors.

Executive Compensation

On January 23, 2006, Damien R. Tanaka was appointed as the CEO and President; and Kevin T. Dunphy was appointed as the CFO and Treasurer of the Company. On that same date Mr. Tanaka and Mr. Dunphy each entered into an employment agreement with the Company to act in the capacities to which he had been appointed. Both Mr. Tanaka’s and Mr. Dunphy’s agreements terminate on September 28, 2010. At the expiration of the original term of Mr. Tanaka’s Aagreement on September 28, 2010, and upon each anniversary thereafter, the Term of Mr. Tanaka’s Agreement shall be deemed renewed and extended for successive one-year periods, provided that neither party, within ninety (90) days prior to such expiration date or any anniversary thereof, shall have given written notice to the other that this Agreement shall not be renewed or extended, with automatic one year renewals thereafter, and obligates him to serve in the capacity of president and chief executive officer of the Company at no compensation. Mr. Dunphy's agreement terminates on September 28, 2010 with automatic one year renewals thereafter, and obliges him to serve in the capacity of treasurer and chief financial officer of the Company at no compensation. The employment agreements with both men contain covenants of confidentiality and assignments of proprietary intellectual property rights. These executives have similar employment agreements with Aduromed pursuant to which compensation is paid. (See ‘‘Employment Agreements’’ below).

Information regarding the foregoing-named newly-appointed officers and directors of the Company may be found in the Company's Information Statement filed with the SEC on December 22, 2005, in accordance with Rule 14f-1 as to each appointee's business background during the past five years, his directorships with companies filing with the SEC, and the committees upon which he is to serve as a member of the Board of Directors.

Directors’ Compensation

On January 23, 2006, Damien R. Tanaka, Kevin T. Dunphy, Paul Farrell and Philip Anderson were appointed to the Board of Directors, along with independent directors, Jay S. Bendis, Elan Gandsman and Ronald A. LaMorte.

Currently, Aduromed does not pay the members of its board of directors any compensation and has not paid them compensation of any amount or of any kind in the last three full fiscal years.

Currently, the Company has not paid the members of its board of directors any compensation of any amount or of any kind in the last three full fiscal years.

The designated new management of the Company has established the following schedule of compensation payable to the independent members of its Board of Directors commencing on January 23, 2006:

Annual Retainer:	$8,000.00 based upon four regular meetings per annum
Stock Options:	To be Determined
Committees:	$500.00 per meeting
Committee Chair:	$500.00 per meeting
Chair:	$1,000.00 per chaired committee
Special Meeting of Directors:	$1,000.00 for attendance in person/$500.00 by telephone.
Out-of-Pocket Expense:	Customary reimbursement for expenses.

Non-independent directors will not be paid compensation for serving as members of the board other than to receive customary reimbursement of expenses.

Combined meetings of the boards of directors of the Company and Aduromed will be considered a single meeting for purposes of the foregoing compensation schedule, and the same schedule will apply to any separate meetings of Aduromed's board of directors. Payments to be made on quarterly basis.

In each of fiscal years ending December 31, 2003, 2004 and 2005, respectively, the following named executive officers of Aduromed received compensation as indicated:

Fiscal Year	Damien R. Tanaka	Kevin Dunphy
2003	$120,192.25	—
2004	$125,999.99	—
2005	$151,442.31	$77,000.00

All compensation was paid in cash as salary. No bonuses or other considerations, either cash or non-cash, were paid to these executives in those years. No perquisites or other personal benefits, securities or property were given to the named executive officers in any of those fiscal years that had aggregate value greater than $50,000 or 10% of the total compensation paid to the executive in that year.

As inducement for his becoming and employee of Aduromed, an individual option was granted to Mr. Dunphy on June 1, 2005, to purchase 851,969 shares of Aduromed's common stock, exercisable at $0.25 per share commencing June 1, 2006. Pursuant to the Merger, these options have been restated to 1,529,284 shares of GDI Common Stock exercisable at $0.1393 per share. No SARs or other options were granted by Aduromed in 2005.

Employments Agreements

Aduromed has the following-described employment agreements with its named executive officers, each dated as of September 30, 2005, and each for a five (5) year term renewable from year to year thereafter. Each agreement provides perquisites and other benefits including covering supplemental family medical insurance, use of a motor vehicle and long term disability benefits.

The employment agreement with Mr. Tanaka provides that he will act as President and Chief Executive Officer of Aduromed at a minimum annual base salary of $250,000.00, to be reviewed each year by the board of directors, plus a cash bonus based upon Aduromed's attainting financial objectives determined annually by the board, not to exceed 100% of his base salary.

The employment agreement with Mr. Dunphy provides that he will act as Chief Financial Officer of Aduromed at a minimum annual base salary of $130,000.00, to be reviewed each year by the board of directors, plus a cash bonus based upon Aduromed's attaining financial objectives determined annually by the board, not to exceed 100% of his base salary. The commencement date of his employment was June 1, 2005.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On January 24, 2006, Amper, Politziner & Mattia, P.C., Certified Public Accountants, ceased to act as the independent registered public accountant of the Company, and their client-auditor relationship thereupon ended.

Pursuant to action by the Company's Board of Directors, the Company accepted the resignation of Amper, Politziner & Mattia, P.C. in contemplation of its retaining Child, Van Wagoner & Bradshaw, PLLC, Certified Public Accountants, as its certifying accountants for the fiscal year ended December 31, 2005.

On February 9, 2006, pursuant to action taken by its Board of Directors, the Company retained Child, Van Wagoner & Bradshaw, PLLC as its certifying accountants for the fiscal year ended December 31, 2005, replacing Amper, Politziner & Mattia, P.C.

No report on the financial statements of the Company issued by Amper Politziner & Mattia, P.C. during the last two fiscal years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, or were there any disagreements during the last two fiscal years and through January 24, 2006, between Amper, Politziner & Mattia, P.C. and the Company concerning any matter of accounting principles or practices, financial statement, disclosure or auditing scope or procedure, which disagreements if not resolved would have required Amper, Politziner & Mattia, P.C. to make reference to the subject matter thereof in connection with its report. During the last two fiscal years and through January 24, 2006, none of the events listed in Items (1) through (3) of Item 304(b) of Regulation S-B has occurred; and during such period the Company has not consulted with Child, Van Wagoner & Bradshaw PLLC concerning any matter referred to under paragraph (i) or (ii) of Item 304(a)(2) of Regulation S-B.

ADUROMED CORPORATION

UNAUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2005

ADUROMED CORPORATION

ADUROMED CORPORATION
UNAUDITED BALANCE SHEET

December 31,
2005
ASSETS
Current assets
Cash	$407,058
Accounts receivable (net of $16,100 allowance)	82,949
Loans receivable	51,847
Costs in excess of billings on uncompleted contracts	156,467
Prepaid interest	24,531
Inventory	46,041
Total current assets	768,893
Property, plant and equipment	79,407
Other assets
Security deposits	31,113
Total other assets	31,113
Total assets	$879,413
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$272,974
Deferred revenue	33,671
Convertible notes payable—short term	200,000
Current portion of long-term debt	9,448
Total current liabilities	516,093
Other liabilities
Notes payable	262,278
Notes payable to related parties	217,847
Total other liabilities	480,125
Total liabilities	996,218
Stockholders' deficit
Preferred stock: $.01 par value; 20,000,000 shares authorized; 3,489,527 shares issued and outstanding	34,895
Common stock: $.01 par value; 50,000,000 shares authorized; 10,585,600 shares issued and outstanding	105,856
Additional paid-in capital	3,161,875
Accumulated deficit	(3,419,431)
Total stockholders' deficit	(116,805)
Total liabilities and stockholders' deficit	$879,413

See notes to financial statements.

ADUROMED CORPORATION
STATEMENTS OF OPERATIONS

	Year ended December 31,
	2005	2004
	Unaudited
Revenues
Contract revenues earned	$1,594,623	$2,088,347
Sales and service revenues	394,662	196,851
Total revenues	1,989,285	2,285,198
Cost of sales	1,825,062	1,504,392
Gross profit	164,223	780,806
Operating expenses
Operating expenses	1,238,238	701,671
General and administrative expenses	785,912	323,834
Total operating expenses	2,024,150	1,025,505
Loss from operations	(1,859,927)	(244,699)
Other income and expenses
Other income	3	20
Interest income	2,723	2
Interest expense	(537,069)	(34,843)
Total other income and expenses	(534,343)	(34,821)
Net loss before income taxes	(2,394,270)	(279,520)
Provision for income tax benefit	—	—
Net loss	$(2,394,270)	$(279,520)
Basic and diluted net loss per common share	$(0.24)	$(0.03)
Weighted average common shares outstanding	10,031,900	9,151,000

See notes to financial statements.

ADUROMED CORPORATION
STATEMENTS OF STOCKHOLDERS’ DEFICIT
FOR THE PERIOD FROM JANUARY 1, 2004 TO DECEMBER 31, 2005

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance January 31, 2004	—	$—	9,151,000	$91,510	$348,590	$(705,860)	$(265,760)
Net loss for the year	—	—	—	—	—	(279,520)	(279,520)
Balance December 31, 2004	—	—	9,151,000	91,510	348,590	(985,380)	(545,280)
Stock issued with convertible debt			350,000	3,500	180,705		184,205
Warrants issued with convertible debt					49,281		49,281
Stock issued with convertible debt			200,000	2,000	103,260		105,260
Warrants issued with convertible debt					20,984		20,984
Stock issued with convertible debt			200,000	2,000	103,520		105,520
Warrants issued with convertible debt					20,926		20,926
Stock issued on note conversion			384,600	3,846	199,087		202,933
Stock issued as compensation			300,000	3,000	155,280		158,280
Stock options compensation					300,658		300,658
Issuance of Series A preferred stock	3,489,527	34,895			1,954,135		1,989,030
Costs of issuance					(274,551)		(274,551)
Net loss for the year						(2,394,270)	(2,394,270)
Dividends accrued on preferred stock	—	—	—	—	—	(39,781)	(39,781)
Balance December 31, 2005	3,489,527	34,895	10,585,600	105,856	3,161,875	(3,419,431)	(116,805)

See notes to financial statements.

ADUROMED CORPORATION
STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2004
	Unaudited
Cash flows from operating activities:
Net loss	$(2,394,270)	$(279,520)
Adjustments to reconcile net loss to net cash used in operations:
Stock issued for services	556,198	—
Warrants and options issued for services	391,849	—
Depreciation expense	11,801	2,247
Bad debt allowance	(18,178)	—
Changes in operating assets and liabilities:
Accounts receivable	131,660	(102,925)
Loans receivable	(24,032)	(25,048)
Costs in excess of billings	(97,283)	(4,256)
Prepaid interest	(24,531)	—
Inventory	16,304	(59,275)
Security deposits	(26,999)	—
Accounts payable and accrued liabilities	(246,069)	324,992
Deferred revenue	33,671	—
Billings in excess of costs	(84,053)	84,053
Customer advances	(30,362)	30,362
Net cash provided/(used) in operating activities	(1,804,294)	(29,370)
Cash flows from investing activities:
Purchase of fixed assets	(79,217)	(8,816)
Net cash used by investing activities	(79,217)	(8,816)
Cash flows from financing activities:
Proceeds from convertible notes payable	750,000	—
Repayment of convertible notes	(350,000)	—
Proceeds from notes payable	186,658	68,555
Repayments of notes payable	(3,903)	—
Repayments of notes payable to related parties	(18,623)	(33,316)
Proceeds from issuance of preferred stock	1,989,030	—
Costs of issuance of preferred stock	(274,551)	—
Net cash provided by financing activities	2,278,611	35,239
Decrease in cash and cash equivalents	395,100	(2,947)
Cash and cash equivalents, beginning of period	11,958	14,905
Cash and cash equivalents, end of period	$407,058	$11,958
Supplemental disclosures of cash flow information:
Cash paid for interest	$64,491	$15,659
Cash paid for income taxes	$—	$—

See notes to financial statements.

ADUROMED CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.	BUSINESS DESCRIPTION — ORGANIZATION

On August 1, 2002, ADUROMED CORPORATION (the ‘‘Company’’) was incorporated under the laws of the State of Delaware as DQA ONE CORPORATION. The Company is engaged in the selling of custom-built autoclave equipment and disposable products related to that line of medical equipment.

On September 6, 2002 DQA ONE, LLC was established under the laws of the State of Delaware. On September 16, 2002, DQA ONE, LLC acquired 63.16% interest of Automated Process, LLC, a Connecticut limited liability company formed in 1997.

On October 22, 2002, DQA ONE CORPORATION merged with DQA ONE, LLC and Automated Process, LLC and changed its name to Automated Process Corporation. On January 30, 2003, Automated Process Corporation changed its name to ADUROMED CORPORATION.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

START-UP COSTS

The Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-5, ‘‘Reporting on the Costs of Start-Up Activities’’. SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred.

NET LOSS PER COMMON SHARE

The net loss per common share is computed by dividing the net loss for the period by the weighted average number of shares outstanding for the period. Outstanding warrants and options were not included in the calculation for net loss per common share because it would be antidilutive.

The numerator and denominator used in the basic and diluted LPS of common stock computations are presented in the following table:

	2005	2004
NUMERATOR FOR BASIC AND DILUTED LPS
Net loss per statement of operations	$(2,394,270)	$(279,520)
Dividend payable to preferred stockholders	(39,781)	—
Net loss to common stockholders	$(2,434,051)	$(279,520)

DENOMINATOR FOR BASIC AND DILLUTED LPS
Weighted average shares of common stock outstanding	10,031,900	9,151,000
LPS — Basic and diluted	$(0.24)	$(0.03)

ADUROMED CORPORATION

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

USE OF ESTIMATES

The preparation of the accompanying financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

CONTROL BY PRINCIPAL STOCKHOLDERS

The directors, executive officers and their affiliates or related parties, own beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of the Company. Accordingly, the directors, executive officers and their affiliates, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company's assets.

ACCOUNTS RECEIVABLE

The Company maintains an accounts receivable ledger to track amounts due from individual customers. Per company policy an allowance for bad debts is maintained for any receivables that are outstanding for more than 90 days. The allowance for bad debts was $16,100 and $34,278 as of December 31, 2005 and 2004, respectively.

PROPERTY, PLANT AND EQUIPMENT

The Company has property, plant and equipment that consists of automobiles, computers and related accessories, and office furniture. The depreciation is calculated using the straight line method over the life of the property. All property currently held has a useful life of 3 to 5 years. The following table summarizes these assets for each year:

	2005	2004
Vehicles	41,338	—
Office Furniture	19,448	1,497
Computers and Accessories	32,955	13,027
	93,741	14,524
Accumulated Depreciation	14,334	2,533
	79,407	11,991

INVENTORY

The Company maintains an inventory, which consists primarily of spare parts and finished goods. The inventory, using the average cost method, was $46,041 and $62,345 as of December 31, 2005 and 2004 respectively.

BUSINESS COMBINATION

On September 16, 2002, DQA ONE, LLC acquired 63.16% interest in Automated Process, LLC from G. Bucci (31.58%) and J. Augustin (31.58%). On October 22, 2002, DQA ONE, LLC and Automated Process, LLC were merged into DQA ONE CORPORATION. This merger was

ADUROMED CORPORATION

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accounted for as a transfer under common control. Consequently, the $256,748 paid for the net assets in excess of their historical cost was recorded as a dividend to the selling owners rather than capitalized as goodwill. Bucci and Augustyn are to be compensated with 3% of sales of certain products of ADUROMED CORPORATION during the three (3) year period subsequent to the closing. The accrual of these amounts was included in cost of sales in the periods that the revenues were recognized through September 16, 2005. Cost of sales related to such accruals totaled $40,366 and $68,556 for the years ended December 31, 2005 and 2004, respectively.

REVENUE RECOGNITION

The Company recognizes revenues from fixed-price and modified fixed-price construction type contracts on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. That method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonable possible that the estimates used will change within the near term.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as changes in estimates in the current period.

The Company provides a one year warranty on the systems it installs. The Company also obtains a one year warranty on the system components from the component manufacturer, thereby mitigating potential warranty costs. Accordingly, the Company has accrued no reserve for warranty. After the warranty term expires the Company offers a maintenance agreement of one or more years to the customer. The Customer is billed for, and pays for the maintenance agreement in advance. Revenues from such maintenance agreements are recognized ratably over the lives of the maintenance agreements, with the excess of the amount collected over the amount recognized as deferred revenue. At December 31, 2005 and 2004 the Company had $33,671 and $0 in deferred revenue from maintenance agreements.

Revenues from the sale of accessories, repairs and replacement parts are recognized when the goods are shipped to the customer in accordance with a valid order agreement. The order agreement specifies delivery terms and pricing, and is considered to reasonably assure collection from the customer.

LOANS RECEIVABLE

The Company has advanced money to employees. These loans have no set repayment schedule. The loans receivable totaled $51,847 and $27,815 as of December 31, 2005 and 2004, respectively.

ADUROMED CORPORATION

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CONSTRUCTION CONTRACTS

The Company entered into construction type contracts to furnish and install its systems in hospitals. There was one outstanding contract at December 31, 2005 and four outstanding contracts at December 31, 2004. The following table summarizes these outstanding contracts:

Contract Amount	Revenue Recognzied	Amounts Billed	Revenues in excess of Billings	Billings in excess of Revenues
2005 Outstanding Contract
1,327,930	488,450	331,983	156,467	—
2004 Outstanding Contracts
419,241	234,455	279,991	—	45,536
197,819	176,519	150,614	25,905	—
699,764	588,706	627,223	—	38,517
820,584	786,650	753,371	33,279	—
			59,184	84,053

NOTES PAYABLE — SHORT TERM

The Company had notes payable to two individuals totaling $200,000. The notes bore interest at 1% per month and were convertible into 380,000 shares of the Company’s common stock. The note holders exercised their conversion options on January 31, 2006.

NOTES PAYABLE — LONG TERM

In connection with the acquisition of the interest in Automated Process, LLC, the 3% of sales that are due to Bucci and Augustyn on a quarterly basis through 2005 have been converted to notes payable. These notes bear no interest and have no maturity date. These notes payable were $129,300 and $88,972 on December 31, 2005 and 2004, respectively.

The Company has a note payable to a bank. The note is personally guaranteed by an officer of the Company, bears interest at the bank’s prime interest rate adjusted quarterly (7.25% at December 31, 2005), and is due in 2012.

The Company has a note payable on a capital lease due to a third party. The note bears interest at 11.8%, requires payments of $434 per month through September 2008 and is secured by equipment. The balance of the note at December 31, 2005 was $12,168.

The Company has a note payable on a vehicle purchase due to a third party. The note bears interest at 5.85%, requires payments of $591 per month through November 2010 and is secured by a vehicle. The balance on the note at December 31, 2005 was $30,257.

Maturities of long-term debt are:

2006	$9,448
2007	10,273
2008	109,867
2009	6,519
2010	6,319
Thereafter	129,300
$271,726

ADUROMED CORPORATION

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

NOTES PAYABLE TO RELATED PARTIES

There is an outstanding note payable to a shareholder. The note bears a 12% interest rate and matured on December 15, 2003. Both parties have entered a verbal agreement to extend the maturity date on this note indefinitely. No accrued interest has been paid on this note to date. The following summarizes the balances due:

	2005	2004	2003	2002
Principal	97,500	97,500	135,000	350,000
Accrued Interest	70,347	58,647	39,785	11,550
Balance as of December 31	167,847	156,147	174,785	361,550

There is an outstanding note payable of $50,000 to S&C Kristoff. Norman Kristoff, a director of the Company, is the son of S&C Kristoff. The note bears a 12% interest rate and matured on December 24, 2003. The parties entered a verbal agreement to extend the maturity date on this note indefinitely. Interest has been paid on a monthly basis.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Management believes it is more likely than not that all of the deferred tax asset will not be realized. A valuation allowance has been provided for the entire deferred tax benefit.

The Company has available at December 31, 2005 unused operating loss carryforwards that may be applied against future taxable income and that expire as follows:

Year	Federal	State
2007	$—	$24,913
2008	—	404,973
2009	—	205,341
2017	25,163	2,343,433
2018	405,727	—
2019	205,641
2020	2,343,994	—
	$2,980,525	$2,978,660

The provision for income taxes consists of the following components at a combined federal and state tax rate of 41%:

	Total	2005	2004	2003
Current	$—	$—	$—	$—
Deferred benefit	1,216,082	961,038	77,542	177,502
Valuation allowance	(1,216,082)	(961,038)	(77,542)	(177,502)
	$—	$—	$—	$—

ADUROMED CORPORATION

NOTES TO FINANCIAL STATEMENTS

3.	LEASE COMMITMENTS

The Company conducts its operations from facilities that are leased under a month-to-month agreement. The Company leases office equipment and vehicles under operating leases with terms ranging from 13 months to 42 months. The annual non-cancelable operating lease payments on equipment and vehicles are as follows:

2006	$22,172
2007	17,640
2008	15,600
2009	3,213
2010	—
Thereafter	—
$58,625

Subsequent to the balance sheet date the Company entered into a lease agreement for 11,856 square feet of office and operations space in Bethel, Connecticut. Rent is expected to commence on May 1, 2006 and will initially be at a cost of $8,151 per month plus taxes and certain other fees. The lease is for a ten year term with two subsequently renewable five year terms. The annual non-cancelable lease payments subject to this lease are:

2006	$65,208
2007	97,812
2008	99,788
2009	102,752
2010	105,716
Thereafter	614,141
$1,085,417

4.	PREFERRED STOCK

The Company has designated 3,489,527 shares of its 20,000,000 authorized $0.01 par value preferred stock as Series A Preferred Stock, and on October 5, 2005 issued those shares plus 7 year warrants to purchase 3,489,527 at $0.68 per share to investors for cash totaling $1,989,030 less $274,551 in costs related to issuance. The Series A stock requires dividends at 8% per annum, has a liquidation preference equal to $0.57 per share plus any accrued and unpaid dividends, and is convertible into common stock on a 1 for 1 basis subject to an anti-dilution calculation.

5.	COMMON STOCK

On September 23, 2005 the Company is amended its articles of incorporation to increase its $0.01 par value authorized common stock from 20,000,000 shares to 50,000,000 shares. As of January 1, 2004, 9,151,000 shares were issued and outstanding.

On April 8, 2005 the Company issued 350,000 shares of common stock in conjunction with the issuance of a 6 month convertible note. The shares were valued at $0.53 per share and the value was amortized to interest expense over the term of the note.

On August 1, 2005 the Company issued a total of 200,000 shares of common stock in conjunction with the issuance of 6 month convertible notes to 2 individuals. The shares were valued at $0.53 per share and the value was amortized to interest expense over the term of the notes. As a subsequent event, these notes were converted into 380,000 shares of common stock on January 31, 2006 at the conversion price of $0.53 per share.

ADUROMED CORPORATION

NOTES TO FINANCIAL STATEMENTS

5.	COMMON STOCK (Continued)

On August 2, 2005 the Company issued 200,000 shares of common stock in conjunction with the issuance of a 6 month convertible note. The shares were valued at $0.53 per share and the value was amortized to interest expense over the term of the note. On September 14, 2005 the note plus accrued interest was converted into 384,600 shares of common stock at the conversion price of $0.53 per share.

In September 2005 the Company issued 300,000 shares of common stock to its president as compensation for services valued at $0.53 per share, or $158,280.

6.	STOCK OPTIONS AND WARRANTS

The Company has issued detachable warrants along with convertible notes throughout the year to obtain bridge financing. The estimated value of the warrants has been added to paid-in-capital and amortized to interest expense over the lives of the loans.

The Company has adopted SFAS 123(R) for the accounting of employee stock options issued during 2005. Therefore, the estimated value of the options issued is amortized to compensation expense over their requisite service periods.

Stock option and warrant transactions are summarized as follows:

	Stock Options		Warrants
	2005	2004	2005	2004
Outstanding — beginning of year	3,005,000	3,005,000	2,318,450	2,318,450
Granted	3,187,200	—	4,989,527	—
Exercised	—	—	—	—
Forfeited	405,000	—	700,000	—
Outstanding — end of year	5,787,200	3,005,000	6,607,977	2,318,450
Shares exercisable — end of year	2,571,667	2,085,000	6,607,977	2,318,450

The following table provides certain information with respect to the above-referenced stock options and warrants outstanding at December 31, 2005:

	Number Outstanding	Exercise Price Range	Weighted Average Exercise Price	Weighted Average Life in Years
Options	5,787,200	$0.10-$0.57	$0.36	7.3
Warrants	6,607,977	$0.10-$1.00	$0.72	5.0

The following table provides certain information with respect to the above-referenced stock options and warrants exercisable at December 31, 2005:

	Number Outstanding	Exercise Price Range	Weighted Average Exercise Price	Weighted Average Life in Years
Options	2,571,667	$0.10-$0.25	$0.15	5.5
Warrants	6,607,977	$0.10-$1.00	$0.72	5.0

ADUROMED CORPORATION

NOTES TO FINANCIAL STATEMENTS

6.	STOCK OPTIONS AND WARRANTS (Continued)

The estimated fair values at date of grant were $.15 to $.42 for the options granted above, using the Black-Scholes option valuation model with the following assumptions:

Expected life in years	3 - 10
Interest rate	4.75%-6%
Volatility	0.01%-5%
Dividend yield	0%

In adopting early application of SFAS 123(R) for expense recognition purposes, the Company has chosen the modified prospective method of application rather than the retrospective restatement method. Accordingly, the expanded disclosures required under SFAS No. 148 for stock-based compensation granted in 2004 to employees follow.

	2005	2004
Net loss, as reported	$(2,394,270)	$(279,520)
Deduct: total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	—	(165,917)
Dividends to preferred stockholders	(39,781)	—
Pro forma net loss to common shareholders	(2,434,051)	(445,437)
Basic and diluted LPS — as reported	$(0.24)	$(0.03)
Basic and diluted LPS — pro forma	$(0.24)	$(0.05)

7.	SUBSEQUENT EVENTS

On January 23, 2006, the Company shareholders consummated an agreement with General Devices, Inc. (‘‘GDI’’) in which the shareholders exchanged their ownership in the Company for shares of GDI at a ratio of 1.795 GDI shares for each share of the Company held. The exchange affected all classes of equity securities of the Company, with the Series A Preferred Stock retaining its relative rights, and option and warrant holders receiving options and warrants in GDI at the same 1.795:1 ratio. As a result, the Company became a wholly owned subsidiary of GDI. The transaction will be accounted for as a reverse merger with the Company being the accounting acquirer. These financial statements have not been restated to give retrospective effect to the acquisition transaction.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

The only statute, charter provision, by-law, contract, or other arrangement under which any controlling person, director or officers of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

Under the Delaware General Corporation Law, the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Our Certificate of Incorporation limits the liability of our directors and officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of the directors' duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption, and (iv) any transaction from which the director derives an improper personal benefit. Delaware law does not permit a corporation to eliminate a director's duty of care, and this provision of our Certificate of Incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of the duty of care.

The effect of the foregoing is to require us to indemnify our officers and directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Other Expenses of Issuance and Distribution

The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

Securities and Exchange Commission Filing Fee	$6,644
Legal Fees and Expenses	$65,000
Accounting Fees and Expenses	$20,000
Printing	$3,000
Miscellaneous Expenses	$2,000
Total	$96,644

Recent Sales of Unregistered Securities

On February 11, 2005 the Company issued 1,250,000 shares of common stock at a price of $0.10 per share ($125,000 in aggregate) to the Company's then principal stockholders in a private placement transaction. Giving effect to the reverse 1:5 split of the Company's common stock in October, 2005, these 1,250,000 shares were converted into 250,000 shares of the Company's Common Stock. These issued shares were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the ‘‘Securities Act’’).

On October 25, 2005, following the Company's reverse 1:5 stock split, the Company issued to Kevin Halter, Jr., then the President of the Company a total of 539,780 shares of its Common Stock in consideration for his services rendered to the Company during the past year. The issued shares were exempt from registration under Section 4(2) of the Securities Act.

Upon the effective date of the Merger, January 23, 2006, pursuant to the Merger Agreement, the Securities Purchase Agreement and the Placement Agent's Agreement, the holdings of the Company's equity changed in the following manner:

(i)    the former holders of Aduromed's 10,965,600 outstanding shares of common stock (par value $0.01 per share) became the holders of 19,683,254 shares of common stock of the 20,683,239 outstanding shares of the Company's Common Stock;

(ii)    the former holders of 3,489,527 shares of Aduromed's series A preferred stock of (par value $0.01 per share), purchased by the Preferred Holders on October 5, 2005, became holders of all 6,263,702 shares of the Company's newly-designated Series A Preferred Stock plus Series A Preferred Warrants to purchase 6,263,700.97 shares of the Company's Common Stock;

(iii)     the outstanding warrants of Aduromed were converted into warrants of the Company; and

(iv)    immediately after consummation of the Merger, (A) the Preferred Holders acquired 15,780,160 shares of the Company's newly-designated Series B Preferred Stock, plus Series B Preferred Warrants to purchase an aggregate of 15,780,160 shares of the Company's Common Stock, and (B) the Placement Agent acquired warrants covering 2,204,386 shares of the Company's Common Stock.

Series A and Series B Preferred Stock.    Each share of the Company's Series A Preferred Stock and the Series B Preferred Stock entitles the holder to the same voting rights afforded the holder of a share of Common Stock, plus liquidation preferences over holders of the Company's Common Stock, cumulative dividend rights, anti-dilution rights and preemptive rights. Such preferred shares may be converted into shares of Common Stock on a one-for-one basis.

Series A and Series B Preferred Warrants.    As part of the consideration for the investments by the Preferred Holders, in addition to the issuance to them of the Series A Preferred Stock and the Series B Preferred Stock, the Company has also issued warrants to the Preferred Holders covering shares of the Company's Common Stock approximately equal to the number of Series A and B Preferred shares issued and exercisable at a price of $0.37883 per share. On January 23, 2006, the Company issued the Series A Preferred Warrants at the effective time of the Merger, and the Series B Preferred Warrants immediately following the Merger.

The Series A Preferred Warrants expire on September 29, 2010, and the Series B Preferred Warrants expire on January 21, 2011.

Each holder of shares of Series A or Series B Preferred Stock or the Series A or Series B Warrants is entitled to certain rights of registration of such securities under the Securities Act.

The purchase of the Series A Preferred Stock and Series A Preferred Warrants were initially effected in consideration for an investment by the Preferred Holders of $1,989,030.39 in Aduromed on October 5, 2005; and the purchase of the Series B Preferred Stock and the Series B Preferred Warrants were effected in consideration for an investment by the Preferred Holders of $5,010,970.04 in the Company on January 23, 2006.

In addition, by the terms of the Merger Agreement, the Company was issued 1000 shares of Aduromed's common stock (par value $0.01 per share), comprising all of Aduromed's remaining outstanding equity following the Merger, thereby making Aduromed the wholly-owned subsidiary of the Company.

The issuances of the Series A Preferred shares, the Series B Preferred shares and the related warrants were made in reliance on Section 4(2) of the Securities Act, and were made without general solicitation or advertising. The members of the Preferred Holders are sophisticated investors with access to all relevant information necessary to evaluate the investment, and who represented to the

Company that the shares were acquired for investment only. The issuance of Common Stock to Aduromed shareholders and warrants of the Company to Aduromed warrant holders upon conversion of their shares of common stock and warrants of Aduromed as a consequence of the Merger was also made in reliance on Section 4(2) of the Securities Act. Such Aduromed shareholders have certain appraisal rights, under Section 262 of the General Corporation Law of the State of Delaware.

Placement Agent's Warrants.    As part of the consideration paid as a fee to the placement agent, Kuhns Brothers Securities Corporation (the ‘‘Placement Agent’’), in connection with the investment by the Investors Group pursuant to the Securities Purchase Agreement, Aduromed and the Company agreed to cause the Company to issue warrants (the ‘‘Placement Agent Warrants’’) covering 2,204,386 shares of the shares of the Common Stock of the Company. The terms of the Placement Agent B Warrants are identical to those of the Series B Preferred Warrants in all respects.

The issuance of the Placement Agent Warrants was made in reliance upon Section 4(2) of the Securities Act of 1933.

Warrants Issued to Former Holders of Warrants of Aduromed.    Pursuant to the terms of the Merger Agreement, at the effective time of the Merger on January 23, 2006, all outstanding Aduromed warrants (‘‘Aduromed Warrants’’) to purchase shares of Aduromed's common stock were converted into warrants of the Company to purchase its Common Stock (‘‘GDI Warrants’’). Each right under the Aduromed Warrants to purchase a share of Aduromed common stock was converted into the right to purchase 1.795 shares of Common Stock, and the exercise price was reduced by a factor of 1.795. See ‘‘Description of Securities’’. The foregoing-described GDI warrants are immediately exercisable and were issued in reliance upon Section 4(2) of the Securities Act of 1933.

EXHIBITS

All reference to Registrant's Forms 8-K, 10-KSB, 10-QSB include reference to File No. 000-03125.

NUMBER	DESCRIPTION OF EXHIBIT
2.1	Agreement and Plan of Merger, dated as of December 7, 2005 by and among the Registrant, GD MergerSub, inc. and Aduromed (incorporated by reference to Registrant's Form 8-K filed January 12, 2006).
2.2	Amended and Restated Agreement and Plan of Merger, dated as of January 23, 2006, by and among the Registrant, GD MergerSub, Inc., GD MergerSub II, Inc. and Aduromed (incorporated by reference to Registrant's Form 8-K/A filed January 31, 2006).
2.3	Certificate of Merger of GD MergerSub II, Inc. with and into Aduromed, filed January 23, 2006 with Delaware Secretary of State.
3.1	Certificate of Incorporation (incorporated by reference to Registrant's Proxy Statement on Schedule 14A filed July 14, 2000).
3.2	Amendment to Certificate of Incorporation (incorporated by reference to Registrant's Definitive Information Statement on Schedule 14C filed October 28, 2005).
3.3	Bylaws (incorporated by reference to Amended Agreement and Plan of Merger, dated as of January 23, 2006, by and among the Registrant, GD MergerSub, Inc. GD MergerSub II, Inc. and Aduromed filed on January 31, 2006 as an exhibit to Registrant's Form 8-K).
4.1	Form of Series A Warrant.*
4.2	Form of Series B Warrant.*
4.3	Form of Warrant issued to former Audromed Investors.*
5.1	Opinion of Stairs Dillenbeck Finley as to legality.†
10.1	Agreement, dated as of September 1, 2004, between Registrant's wholly owned subsidiary, Aduromed Corporation, and Aramark Management Services Limited Partnership(confidential treatment requested).†
10.2	Agreement, dated as of April 8, 2004, between Registrant's wholly-owned subsidiary, Aduromed Corporation, and Weima America, Inc. (confidential treatment requested).†

NUMBER	DESCRIPTION OF EXHIBIT
10.3	Employment Agreement, dated as of January 23, 2006, between the Registrant and Damien R. Tanaka.*
10.4	Employment Agreement, dated as of January 29, 2005, between the Registrant's wholly-owned subsidiary, Aduromed Corporation, and Damien R. Tanaka.*
10.5	Employment Agreement, dated as of January 23, 2006, between the Registrant and Kevin T. Dunphy.*
10.6	Employment Agreement, dated as of January 30, 2005, between Registrant's wholly-owned subsidiary, Aduromed Corporation, and Kevin T. Dunphy.*
10.7	Option, granted by Registrant to Damien R. Tanaka.†
10.8	Option, granted by Registrant to Damien R. Tanaka.†
10.9	Option, granted by Registrant to Kevin T. Dunphy.†
10.10	Option, granted by Registrant to Kevin T. Dunphy.†
10.11	Option, granted by Registrant to Stephen Birch.†
10.12	Option, granted by Registrant to Stephen Birch.†
10.13	Amended and Restated Stock Purchase Agreement, dated as of January 23, 2006, by and among Halter Capital Corporation, Aduromed and the Registrant (incorporated by reference to Registrant's form 8-K/A filed January 31, 2006).
10.14	Amended and Restated Securities Purchase Agreement, dated as of January 23, 2006, by and among the Registrant, Aduromed and certain investors (incorporated by reference to Registrant's Form 8-K/A filed January 31, 2006).
10.15	Amended and Restated Registration Rights Agreement, dated as of January 23, 2006, by and among Registrant, Aduromed and certain investors (incorporated by reference to Registrant's Form 8-K?a filed January 31, 2006).
10.16	Amended and Restated Stockholders Agreement, dated as of January 23, 2006, by and among the Registrant, Aduromed and certain stockholders of Registrant (incorporated by reference to Registrant's Form 8-K/A filed January 31, 2006).

16.1	Letter on change of certifying accountant, dated February 9, 2006, from Amper, Politziner & Matta, P.C. to the Securities and Exchange Commission (incorporated by reference to Exhibit 16.1 to Registrant's form 8-K filed February 9, 2006).
21.1	Subsidiaries of Registrant:
Aduromed Corporation (Del.) – Company does business under its corporate name.
GD MergerSub, Inc. (Del.) – inactive
23.1	Consent of Child, Van Wagoner & Bradshaw, PLLC†

*	Filed herewith

†	To be filed by amendment

Undertakings

The Registrant hereby undertakes the following: (a)(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)    include any Prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii)    include any additional or changed material information of the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 24 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification relative to alleged securities act violations (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person, the Registrant will submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizing this Registration Statement to be signed on its behalf by the undersigned, in the City of New York, State of New York on March 24, 2006.

General Devices, Inc.
By /s/ Damien R. Tanaka Damien R. Tanaka, Chariman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Damien R. Tanaka, Kevin T. Dunphy and James M. Rae, and each of them, as his or her attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any and all registration statements related to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by his said attorney to any and all amendments to said registration statement.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

Signature	Title	Date

/s/ Damien R. Tanaka	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	March 24, 2006

Damien R. Tanaka

/s/ Kevin T. Dunphy	Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer) and Director	March 24, 2006

Kevin T. Dunphy

/s/ Jay S. Bendis	Director	March , 2006

Jay S. Bendis

/s/ Elan Gandsman	Director	March 24, 2006

Elan Gandsman

	Director	March , 2006

Ronald A. LaMorte

/s/ Philip Anderson	Director	March 20, 2006

Philip Anderson

	Director	March , 2006

Paul Farrell